SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934

Liqui-Box Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

536314107

(CUSIP Number)

Donald P. McAviney, Esquire
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(302) 774-9564

Seymour Trachimovsky
DuPont Canada Inc.
Enhance Packaging Technologies Inc.
EPT Newco, Inc.
7070 Mississauga Road
Mississauga, Ontario
L5N 5M8, Canada
(905) 821-5444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Justin P. Klein, Esquire
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8606

March 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   536314107

1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)

E.I. du Pont de Nemours and Company; 51-0014090

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)_____

(b)_____

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,252,364* 8) SHARED VOTING POWER 9) SOLE DISPOSITIVE POWER 1,507,991* 10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,722,650*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

CO

•	These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No.  536314107

1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)

DuPont Canada Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)_____

(b)_____

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,252,364* 8) SHARED VOTING POWER 9) SOLE DISPOSITIVE POWER 1,507,991* 10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,722,650*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

CO

•	These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No.  536314107

1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)

Enhance Packaging Technologies Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)_____

(b)_____

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,252,364* 8) SHARED VOTING POWER 9) SOLE DISPOSITIVE POWER 1,507,991* 10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,722,650*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

CO

* These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No.  536314107

1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)

EPT Newco, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)_____

(b)_____

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 1,252,364* 8) SHARED VOTING POWER 9) SOLE DISPOSITIVE POWER 1,507,991* 10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,722,650*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14)	TYPE OF REPORTING PERSON (See Instructions)

CO

•	These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

                  This Statement on Schedule 13D (this “Schedule 13D”) is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by E.I. du Pont de Nemours and Company, a Delaware corporation (“DuPont”), DuPont Canada Inc., a Canadian corporation and majority owned subsidiary of DuPont (“DuPont Canada”), Enhance Packaging Technologies, Inc., a Canadian corporation and wholly owned subsidiary of DuPont Canada (“Enhance”), and EPT Newco, Inc., an Ohio corporation and wholly owned subsidiary of Enhance (“EPT Newco”), with respect to the common shares, without par value (the “Common Stock”), of Liqui-Box Corporation, an Ohio corporation (“Liqui-Box”):

Item 1. Security and Issuer.

                  This Schedule 13D relates to shares of Common Stock of Liqui-Box. The principal executive offices of Liqui-Box are located at 6950 Worthington Galena Road, Worthington, OH 43085.

Item 2. Identity and Background.

                  This Schedule 13D is filed by DuPont, DuPont Canada, Enhance and EPT Newco (collectively, the “DuPont Companies”). The principal executive offices of DuPont are located at 1007 Market Street, Wilmington, Delaware 19898. The principal executive offices of DuPont Canada, Enhance and EPT Newco are located at 7070 Mississauga Road, Mississauga, Ontario L5N 5M8, Canada.

                  DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, synthetic fibers, electronics, specialty chemicals, agriculture and biotechnology. DuPont operates globally through some 22 strategic business units. Within the strategic business units, a wide range of products are manufactured for distribution and sale to many different markets, including the transportation, textile, construction, automotive, agricultural, home furnishings, medical, packaging, electronics and the nutrition and health markets.

                  DuPont’s strategic business units have been aggregated into eight reportable segments –Agriculture & Nutrition, Nylon, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester, Specialty Fibers and Specialty Polymers. In February 2002, DuPont announced the realignment of its businesses into five market- and technology-focused growth platforms and its plans for the creation of a Textiles and Interiors subsidiary. The growth platforms are: DuPont Electronic & Communication Technologies; DuPont Performance Materials; DuPont Coatings & Color Technologies; DuPont Safety & Protection; and DuPont Agriculture & Nutrition.

                  DuPont owns a majority of the outstanding capital stock of DuPont Canada, a Canadian corporation. DuPont Canada is a diversified science company that operates manufacturing facilities in many different countries and develops technology, including aseptic technology that preserve the freshness of beverages and food for up to one year without refrigeration. DuPont Canada’s strategic business units have been aggregated into five reportable segments: Nylon Enterprise, Performance Coatings and Polymers, Specialty Materials, Specialty Polymers and Films and Specialty Fibres.

                  DuPont Canada directly owns all of the outstanding capital stock of Enhance, a Canadian corporation. Enhance provides cost-effective and environmentally friendly turnkey pouch technology solutions for pumpable food and liquid packaging, primarily for the retail market.

                  Enhance directly owns all of the outstanding capital stock of EPT Newco, an Ohio corporation. It is not anticipated that, prior to the consummation of the Merger (as defined below), EPT Newco will have any significant assets or liabilities or will engage in any activities other than those incident to the Merger.

                  Information concerning the directors and executive officers of DuPont, DuPont Canada, Enhance and EPT Newco is contained in Schedule A attached hereto.

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                  During the last five years, none of the DuPont Companies, nor, to the best knowledge of the DuPont Companies, any director or executive officer of the DuPont Companies has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Pursuant to the terms of the Merger Agreement (as defined below), the total amount of funds required by Enhance or EPT Newco to purchase all of the Common Stock of Liqui-Box and to pay all related fees and expenses is expected to be approximately $333 million. Enhance and EPT Newco intend to obtain all such funds directly or indirectly from DuPont Canada, which in turn would obtain such funds from DuPont Canada’s working capital.

Item 4. Purpose of the Transaction.

                  Enhance, EPT Newco and Liqui-Box entered into an Agreement and Plan of Merger, dated as of March 25, 2002 (the “Merger Agreement”), providing for, among other things, the merger of EPT Newco with and into Liqui-Box (the “Merger”).

                  Simultaneously with the execution and delivery of the Merger Agreement, Enhance and EPT Newco entered into a Shareholders Agreement, dated as of March 25, 2002 (the “Shareholders Agreement”), with certain shareholders of Liqui-Box (the “Major Shareholders”) who, as of March 25, 2002, owned 1,037,705 shares of Liqui-Box Common Stock and options exercisable for an additional 470,286 shares of Liqui-Box Common Stock. Under the Shareholders Agreement, the Major Shareholders have agreed, subject to the terms thereof, to grant Enhance or EPT Newco an irrevocable option to purchase all of their shares of Liqui-Box Common Stock (including shares issuable upon exercise of options held by the Major Shareholders) pursuant to the terms and conditions described in the Shareholders Agreement (the “Option”), and to vote their shares in favor of the Merger described in the Merger Agreement. If the Option were exercised and Enhance or EPT Newco were to acquire these shares, such shares would represent approximately 32.5% of the issued and outstanding shares of Liqui-Box Common Stock as of March 25, 2002 (including the 470,286 shares issuable upon exercise of options).

Merger Agreement

                  Under the terms of the Merger Agreement, at the effective time of the Merger, EPT Newco will be merged with and into Liqui-Box, which will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Enhance. Also at the effective time and as a result of the Merger, (i) each outstanding common share of Liqui-Box (except shares owned directly or indirectly by Enhance or EPT Newco or any of their respective subsidiaries or parent entities and shares held by dissenting Liqui-Box shareholders) will be converted into and represent the right to receive US $67.00 per share (subject to adjustment as provided in Section 5.3 of the Merger Agreement); (ii) all common shares of Liqui-Box will no longer be outstanding and will be cancelled and retired; and (iii) each common share of EPT Newco will be converted into and represent the right to receive one common share, without par value, of Liqui-Box as the surviving corporation in the Merger.

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                  Consummation of the Merger is subject to various conditions, including, among others, (i) adoption of the Merger Agreement and approval of the Merger by the shareholders of Liqui-Box; (ii) compliance with regulatory requirements under the Hart-Scott-Rodino Antirust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder; (iii) no more than 10% of the outstanding Liqui-Box common shares being held by shareholders who object to the Merger and comply with all the provisions of Ohio law concerning the rights of dissenting shareholders; and (iv) no court or Governmental Entity (as defined in the Merger Agreement) having enacted, issued, enforced or entered any Order (as defined in the Merger Agreement) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, or having instituted any proceeding seeking any such Order.

                  The Merger Agreement may be terminated (i) by mutual written consent of the parties, either before or after approval by Liqui-Box shareholders; or (ii) by action of Enhance or the board of directors of Liqui-Box if (a) the Merger has not been consummated by August 30, 2002, whether such date is before or after the date Liqui-Box shareholders adopt the Merger Agreement and approve the Merger, provided that such consummation date may be extended to September 30, 2002 or the 30th day following the date that Liqui-Box and/or Enhance is deemed to be in substantial compliance with a request for additional information received from certain regulatory authorities, whichever occurs first, (b) the Liqui-Box shareholders meeting to adopt the Merger Agreement and approve the Merger has been convened, held or completed and such approval has not been obtained at such meeting or any adjournment or postponement of such meeting, or (c) any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall have become final and non-appealable, whether before or after adoption of the Merger Agreement and approval of the Merger by Liqui-Box shareholders, except that the right to terminate the Merger Agreement under this provision is not available to any party that has breached its covenant to use commercially reasonable efforts to prevent such Order from being issued and to cause such Order to be vacated, withdrawn or lifted as specified in Section 7.4 of the Merger Agreement.

                  The Merger Agreement may be terminated by Liqui-Box and the Merger may be abandoned at any time prior to the effective time of the Merger by action of the board of directors of Liqui-Box if (i) Liqui-Box’s board of directors authorizes Liqui-Box, subject to the terms of the Merger Agreement, to enter into a binding written agreement concerning a Superior Proposal (as defined in the Merger Agreement) and Liqui-Box notifies Enhance that it intends to enter into such an agreement, provided that Liqui-Box may not enter into a binding agreement with respect to a Superior Proposal until at least the first calendar day following the fifth business day (as defined in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) after such written notice has been provided to Enhance and Liqui-Box may not terminate the Merger Agreement or enter into a binding agreement with respect to a Superior Proposal if, within the period previously specified, Enhance has made a written offer that is deemed by a special committee of the Liqui-Box board of directors comprised entirely of non-management, independent directors to be at least as favorable to Liqui-Box shareholders as the Superior Proposal.

                  Also, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time of the Merger by Enhance if Liqui-Box’s board of directors shall have failed to recommend, or shall have withdrawn or adversely modified its approval or recommendation of the Merger or failed to reconfirm its recommendation of the Merger within two business days after a written request from Enhance to do so, or shall have resolved to do any of the foregoing.

                  Unless otherwise agreed to in writing by Liqui-Box and Enhance, the closing of the Merger must occur on the second business day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by the Merger Agreement.

Shareholders Agreement

3

                  Option. Under the terms of the Shareholders Agreement, the Major Shareholders have granted to Enhance or EPT Newco an irrevocable option (the “Option”) to purchase, subject to certain adjustments as specified in the Shareholders Agreement, (i) all of the shares of Liqui-Box Common Stock held by the reporting person at a price of US $67.00 per share and (ii) all of the options to purchase shares of Liqui-Box Common Stock held by the reporting person at a price equal to the excess of US $67.00 per share over the applicable exercise price per share applicable to the options, payable in cash without interest. Subject to the terms of the Shareholders Agreement, the Option is exercisable at any time after the date on which all waiting periods under the HSR Act and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notification or filings with respect and applicable to the Merger have expired or been terminated.

                  The Option expires on the earliest of (i) the effective time of the Merger as specified in the Merger Agreement, (ii) August 30, 2002 and (iii) the date that Enhance notifies the Major Shareholders that Enhance no longer intends to acquire control of Liqui-Box. If the Option cannot be exercised or the securities covered by the Option cannot be delivered to EPT Newco upon exercise of the Option because of a preliminary or permanent injunction or other order issued by a federal or state court or because any required waiting period under the HSR Act or any Foreign Merger Laws (as defined in the Shareholders Agreement) has not expired or been terminated, then the expiration date of the Option will be extended until 30 days after such impediment to exercise or delivery has been removed.

                  Voting of Shares. Under the Shareholders Agreement, the Major Shareholders have agreed that, during the term of the Shareholders Agreement, at any meeting of Liqui-Box shareholders and in any action by written consent of Liqui-Box shareholders, each of them will:

                  (a) vote all shares of Liqui-Box Common Stock and any other securities of Liqui-Box which he then has the right to vote (collectively, the “Voting Securities”) in favor of the Merger;

                  (b) not vote any Voting Securities with respect to which he then has the right to vote in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Liqui-Box under the Merger Agreement; and

                   (c) vote all Voting Securities which he then has the right to vote against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to (i) any proposal opposed by Enhance or EPT Newco; (ii) any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, involving Liqui-Box or any of its subsidiaries; (iii) any change in the management or board of directors of Liqui-Box; (iv) any material change in the present capitalization or dividend policy of Liqui-Box; or (v) any other material change in Liqui-Box’s corporate structure or business.

                  In the event that either of the Major Shareholders does not comply with the foregoing voting provisions, he shall be deemed to have irrevocably appointed designees of Enhance or EPT Newco as his attorneys, agents and proxies for purposes of voting the Voting Securities which he then is or may be entitled to vote at any meeting of Liqui-Box shareholders, or with respect to which he is or may be entitled to act by written consent.

                  Covenants. Under the terms of the Shareholders Agreement, the Major Shareholders also have agreed that each of them will not:

                  (a) sell, sell short, transfer, pledge, hypothecate, assign or otherwise dispose of, or enter into any contract, option, hedging arrangement or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any of the shares of Liqui-Box

4

                   Common Stock or options to purchase shares of Liqui-Box Common Stock held by him, or any Voting Securities over which he has dispositive power;

                  (b) deposit any of the shares of Liqui-Box Common Stock or options to purchase shares of Liqui-Box Common Stock held by him, or any Voting Securities over which he has dispositive power, into a voting trust, or grant any proxies or enter into a voting agreement with respect to any of such shares, options or Voting Securities;

                  (c) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal; except that, as a member of Liqui-Box’s board of directors, the reporting person may conduct himself in the manner expressly permitted under Section 7.2 of the Merger Agreement.

                  Pursuant to the Shareholders Agreement, the reporting person also has agreed not to engage in any action or omit to take any action which would have the effect of preventing or disabling him from delivering his shares of Liqui-Box Common Stock and options to purchase shares of Liqui-Box Common Stock to Enhance or EPT Newco or otherwise performing his duties under the Shareholders Agreement. To the extent that any options to purchase shares of Liqui-Box Common Stock held by the reporting person may not be assigned by him to Enhance or EPT Newco without exercising, exchanging or converting such options for or into shares of Liqui-Box Common Stock, the reporting person has agreed to so exercise, exchange or convert such options upon exercise of the Option. Further, any additional shares of Liqui-Box Common Stock, or options, warrants or other securities or rights exercisable for, exchangeable for or convertible into shares of Liqui-Box Common Stock acquired by the reporting person, or with respect to which the reporting person obtains voting power, will become subject to the Shareholders Agreement and will be considered Optioned Securities (as defined in the Shareholders Agreement) or Voting Securities, as the case may be.

                  The foregoing descriptions are qualified in their entirety by reference to the texts of the Merger Agreement and the Shareholders Agreement, copies of which are filed as exhibits to this Schedule 13D.

Item 5. Interest in Securities of Liqui-Box.

                  (a) As a result of entering into the Shareholders Agreement, the DuPont Companies may be deemed to own beneficially 1,639,674 shares of Liqui-Box Common Stock or 35.3% of the outstanding shares of Liqui-Box Common Stock.

                  (b) As a result of entering into the Shareholders Agreement, the DuPont Companies may be deemed to possess sole power to vote, or direct the vote of, 1,252,364 shares of Liqui-Box Common Stock.

                  (c) Except as set forth herein, none of the DuPont Companies, or any executive officer or director of any of the DuPont Companies (who are listed on Schedule A attached hereto), beneficially owns any shares of Liqui-Box Common Stock and none of the DuPont Companies, or any executive officer or director of any of the DuPont Companies, has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                  (d) Not applicable.

5

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Liqui-Box.

See Item 4.

Item 7. Material to Be Filed as Exhibits.

The following agreements are filed as exhibits to this Schedule 13D:

Exhibit A – Joint Filing Agreement, dated April 4, 2002, between E.I. du Pont de Nemours and Company, DuPont Canada Inc., Enhance Packaging Technologies Inc. and EPT Newco, Inc., pursuant to which they agree that this Schedule 13D is filed on behalf of all of them.

Exhibit B – Agreement and Plan of Merger, dated as of March 25, 2002, among Enhance Packaging Technologies Inc., EPT Newco, Inc. and Liqui-Box Corporation.

Exhibit C – Shareholders Agreement, dated as of March 25, 2002, among the persons listed on Schedule 1 thereto, Enhance Packaging Technologies Inc. and EPT Newco, Inc.

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SIGNATURE

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 4, 2002

E.I. DU PONT DE NEMOURS AND COMPANY

By: /s/ Susan M. Stalnecker Susan M. Stalnecker Vice President and Treasurer

DUPONT CANADA INC.

By: /s/ Dave W. Colcleugh Dave W. Colcleugh Chairman, President and Chief Executive Officer

ENHANCE PACKAGING TECHNOLOGIES INC.

By: /s/ Ash Sahi Ash Sahi President and Chief Executive Officer

EPT NEWCO, INC.

By: /s/ Ash Sahi Ash Sahi President and Chief Executive Officer

7

SCHEDULE A

                  1. Set forth below are the name and present principal occupation or employment with E.I. du Pont de Nemours and Company of each director and executive officer. The address of each of the persons listed is c/o E.I. du Pont de Nemours and Company at 1007 Market Street, Wilmington, Delaware 19898. With the exception of Messrs. Belda, Lindahl and Naitoh, who are citizens of Brazil, Sweden and Japan, respectively, each person listed below is a citizen of the United States of America.

Directors:

Name	Position

Alain J. P. Belda	Chairman and Chief Executive Officer, Alcoa Inc.

Richard H. Brown	Chairman of the Board and Chief Executive Officer, EDS

Curtis J. Crawford	Chairman, ON Semiconductor Company

Louisa C. Duemling	Director

Edward B. du Pont	Director

Charles O. Holliday, Jr.	Chairman and Chief Executive Officer

Deborah C. Hopkins	Senior Advisor, Marakon Associates

Louis D. Juliber	Chief Operating Officer, Colgate-Palmolive Company

Goran Lindahl	Chairman, Alliance for Global Sustainability, and Chairman, World Childhood Foundation (U.S.)

Masahisa Naitoh	Executive Vice President, ITOCHU Corporation

William K. Reilly	President and Chief Executive Officer, Aqua International Partners, L.P.

H. Rodney Sharp, III	Director

Charles M. Vest	President, Massachusetts Institute of Technology

Executive Officers:

Name	Position

C. O. Holliday, Jr.	Chairman and Chief Executive Officer

R. R. Goodmanson	Executive Vice President and Chief Operating Officer

J. C. Hodgson	Executive Vice President

T. M. Connelly	Senior Vice President

S. J. Mobley	Senior Vice President

G. M. Pfeiffer	Senior Vice President

D. Zeleny	Senior Vice President

                  2. Set forth below are the name and present principal occupation or employment with Dupont Canada Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. With the exception of Messrs. Fyrwald, Jessup, McLoughlin and Matthews, who are citizens of the United States, and Mr. Janson, who is a citizen of the United States and Canada, each person listed below is a citizen of Canada.

Directors:

Name	Position

David W. Colcleugh	Chariman, President and Chief Executive Officer

Wendy K. Dobson	Director and Professor, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto

L. Yves Fortier	Chairman and Senior Partner, Ogilvy Renault

J. Erik Fyrwald	Vice President/General Manager — Nutrition and Health, E.I. du Pont de Nemours and Company

Peter S. Janson	Chairman and Chief Executive Officer, Amec Inc.

John P. Jessup	Vice President – Finance and Controller, E.I. du Pont de Nemours and Company

Keith R. McLoughlin	Vice President/General Manager — Nonwovens, E.I. du Pont de Nemours and Company

Gordon F. Osbaldeston	Professor Emeritus, Ivey School of Business, University of Western Toronto

Hartley T. Richardson	President and Chief Executive Officer, James Richardson & Sons, Limited

Officers:

Name	Position

Jim R. Barton	Chief Operating Officer

David W. Colcleugh	Chairman, President and Chief Executive Officer

David K. Findlay	Vice President

Arthur B. Heeney	Vice President – Human Resources

William F. Matthews	Vice President and Chief Financial Officer

Michael J. Oxley	Treasurer and Director — Finance

Officers:

Name	Position

Ash Sahi	Vice President, DuPont Canada Inc., and President, Enhance Packaging Technologies Inc.

Seymour B. Trachimovsky	General Counsel and Corporate Secretary

Ronald A. Zelonka	Vice President Technology and Innovation

                  3. Set forth below are the name and present principal occupation or employment with Enhance Packaging Technologies Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. Each person listed below is a citizen of Canada.

Directors:

Name	Position

Dave Colcleugh	Chairman, President and Chief Executive Officer, DuPont Canada Inc.

Ash Sahi	President, Enhance Packaging Technologies Inc., and Vice President, DuPont Canada Inc.

Officers:

Name	Position

Ash Sahi	President, Enhance Packaging Technologies Inc., and Vice President, DuPont Canada Inc.

John Foster	Vice President

Doug Brown	Chief Financial Officer

                  4. Set forth below are the name and present principal occupation or employment with EPT Newco, Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. Each person listed below is a citizen of Canada.

Directors:

Name	Position

Dave Colcleugh	Chairman, President and Chief Executive Officer, DuPont Canada Inc.

Ash Sahi	President, Enhance Packaging Technologies Inc., and Vice President, DuPont Canada Inc.

Officers:

Name	Position

Ash Sahi	President and Chief Executive Officer

Doug Brown	Vice President and Chief Financial Officer

Dave Finley	Vice President of Manufacturing

Mike Oxley	Treasurer

Seymour Trachimovsky	Secretary

EXHIBIT A

JOINT FILING AGREEMENT

                  Each of the undersigned agrees to the joint filing on behalf of each of them with the Securities and Exchange Commission of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common shares, without par value, of Liqui-Box Corporation and further agrees that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

                  IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement this 4th day of April, 2002.

E.I. DU PONT DE NEMOURS AND COMPANY

By: /s/ Susan M. Stalnecker Susan M. Stalnecker Vice President and Treasurer

DUPONT CANADA INC.

By: /s/ Dave W. Colcleugh Dave W. Colcleugh Chairman, President and Chief Executive Officer

ENHANCE PACKAGING TECHNOLOGIES INC.

By: /s/ Ash Sahi Ash Sahi President and Chief Executive Officer

EPT NEWCO, INC.

By: /s/ Ash Sahi Ash Sahi President and Chief Executive Officer

Exhibit B

AGREEMENT AND PLAN OF MERGER

among

LIQUI-BOX CORPORATION,

ENHANCE PACKAGING TECHNOLOGIES INC.

and

EPT NEWCO, INC.

Dated as of March 25, 2002

Table of Contents

	ARTICLE I

	Definitions

	ARTICLE II

	The Merger; Closing; Effective Time

Section		Page

2.1	The Merger	5

2.2	Closing	5

2.3	Effective Time	5

	ARTICLE III

	Articles of Incorporation and Code of Regulations of the Surviving Corporation

3.1	The Articles of Incorporation	5

3.2	The Code of Regulations	5

	ARTICLE IV

	Officers and Directors of the Surviving Corporation

4.1	Directors	5

4.2	Officers	5

	ARTICLE V

	Effect of the Merger on Outstanding Securities; Exchange of Certificates

5.1	Effect on Outstanding Securities	6

5.2	Surrender and Payment	6

5.3	Adjustment of Price Per Share	8

	ARTICLE VI

	Representations and Warranties

6.1	Representations and Warranties of the Company	8

6.2	Representations and Warranties of the Parent and the Merger Subsidiary	21

	ARTICLE VII

	Covenants

7.1	Company Interim Operations	22

7.2	Acquisition Proposals	24

7.3	Company Shareholder Approval; Proxy Statement	25

7.4	Approvals and Consents; Cooperation	26

7.5	Filings; Other Actions; Notification	27

7.6	Access	27

7.7	Delisting; De-registration	27

i

7.8	Publicity	28

7.9	Benefits	28

7.10	Expenses	29

7.11	Indemnification	29

7.12	Antitakeover Statutes	30

7.13	Release of Company Guarantees	30

7.14	Sale of Certain Items	30

7.15	Title to Real Property	30

	ARTICLE VIII

	Conditions

8.1	Conditions to the Obligations of the Parent and the Merger Subsidiary	30

8.2	Conditions to the Obligations of the Company	31

	ARTICLE IX

	Termination

9.1	Termination by Mutual Consent	31

9.2	Termination by Either the Parent or the Company	31

9.3	Termination by the Company	32

9.4	Termination by the Parent	32

9.5	Effect of Termination and Abandonment	33

	ARTICLE X

	Miscellaneous and General

10.1	Survival	34

10.2	Modification or Amendment	34

10.3	Waiver of Conditions	34

10.4	Counterparts	34

10.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	34

10.6	Notices	35

10.7	Entire Agreement	36

10.8	No Third Party Beneficiaries	36

10.9	Obligations of the Parent and of the Company	36

10.10	Severability	36

10.11	Specific Performance	36

10.12	Interpretation	36

10.13	Assignment	36

ii

Schedules and Exhibits

Schedule 6.1(a) Schedule 6.1(b)
Schedule 6.1(d)
Schedule 6.1(j)
Schedule 6.1(k)
Schedule 6.1(l)
Schedule 6.1(n)
Schedule 6.1(o)
Schedule 6.1(p)
Schedule 6.1(q)
Schedule 6.1(r)
Schedule 6.1(s)
Schedule 6.1(t)
Schedule 6.1(u)
Schedule 6.1(x)
Schedule 7.1
Schedule 7.14	Organization, Good Standing and Qualification
Capital Structure
Governmental Filings; No Violations
Absence of Certain Changes
Company Reports; Financial Statements
Litigation and Liabilities
Certain Agreements
Taxation
Employee Benefits
Labor Matters
Environmental Matters
Intellectual Property
Certain Regulatory Matters
Real and Personal Property
Employment and Non-Compete Agreements
Company Interim Operations
Sale of Certain Items

iii

AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2002, (this “Agreement”), among Liqui-Box Corporation, an Ohio corporation (the “Company”), Enhance Packaging Technologies Inc., a Canadian corporation (the “Parent”), and EPT Newco, Inc., an Ohio corporation and a wholly owned subsidiary of the Parent (the “Merger Subsidiary”).

RECITALS

         WHEREAS, the respective boards of directors of the Parent, the Merger Subsidiary and the Company have each approved the Merger (as defined herein) and have determined that it is in the best interests of their respective companies and shareholders for the Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

         WHEREAS, the respective boards of directors of the Parent, the Merger Subsidiary and the Company have each approved the merger of the Merger Subsidiary into the Company, with the Company surviving (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”), whereby each issued and outstanding common share, without par value, of the Company (the “Common Stock”), except any shares of Common Stock owned directly or indirectly by the Parent or the Company or any of their respective Subsidiaries or Parent Entities (as defined herein) (the “Excluded Shares”) and any shares of Common Stock held by Persons (as defined herein) who object to the Merger and comply with all of the provisions of Ohio law concerning the rights of shareholders to dissent from the Merger and require appraisal of their shares of Common Stock (the “Dissenting Shares”), will be converted into the right to receive a price per share of U.S. $67.00 in cash (the “Price Per Share”) upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, the board of directors of the Company has unanimously, with the exception of Samuel B. Davis and Samuel N. Davis, who abstained, approved this Agreement and the Merger, has determined that the Merger is fair to and in the best interests of the Company’s shareholders, has declared the Merger advisable and has resolved to recommend that the Company’s shareholders adopt this Agreement and approve the Merger;

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain of the Company’s shareholders are entering into an agreement with the Parent and the Merger Subsidiary (the “Shareholders Agreement”), pursuant to which such shareholders are agreeing to take certain actions to support the transactions contemplated by this Agreement; and

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain employees of the Company are entering into employment agreements and/or non-competition agreements with the Company.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions

         “Acquisition Proposal” has the meaning set forth in Section 7.2(b).

         “Acquisition Transaction” has the meaning set forth in Section 7.2(a).

         “Adjusted Working Capital” means total current assets and short term borrowings less total current liabilities and cash and cash equivalents.

         “Agreement” has the meaning set forth in the Introductory Paragraph.

         “Antitakeover Statute” has the meaning set forth in Section 6.1(i).

         “Articles” has the meaning set forth in Section 3.1.

         “Business Day” has the meaning set forth in Section 2.2.

         “Certificate” has the meaning set forth in Section 5.1(a)(ii).

         “Certificate of Merger” has the meaning set forth in Section 2.3.

         “Closing” has the meaning set forth in Section 2.2.

         “Closing Date” has the meaning set forth in Section 2.2.

         “COBRA” has the meaning set forth in Section 6.1(p)(i).

         “Code” means the Internal Revenue Code of 1986, as amended.

         “Common Stock” has the meaning set forth in the Recitals.

         “Company” has the meaning set forth in the Introductory Paragraph.

         “Company ESOP” has the meaning set forth in Section 7.9(b).

         “Company Intellectual Property” has the meaning set forth in Section 6.1(s)(ii).

         “Company Material Adverse Effect” means any change in or effect on the business of the Company and its Subsidiaries that is materially adverse to the business, operations, results of operations, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, including, but not limited to, (a) the loss of a significant customer, (b) the loss or impairment of the right to use any material Company Intellectual Property or (c) the threat or commencement of significant or material litigation against the Company.

         “Company Material Contracts” has the meaning set forth in Section 6.1(n).

         “Company Option” has the meaning set forth in Section 6.1(b).

         “Company Owned IP” has the meaning set forth in Section 6.1(s)(i).

         “Company Reports” has the meaning set forth in Section 6.1(k).

         “Company Requisite Vote” has the meaning set forth in Section 6.1(c)(i).

         “Company Shareholders Meeting” has the meaning set forth in Section 7.3(a).

         “Company 401(k)” has the meaning set forth in Section 7.9(b).

         “Compensation and Benefit Plans” has the meaning set forth in Section 6.1(p)(i).

         “Contracts” has the meaning set forth in Section 6.1(d)(ii).

         “Controlled Group Affiliate” means any trade or business (whether or not incorporated) that is a member of a “controlled group” of which the Company is a member or under “common control” with the Company (within the meaning of Section 414(b), (c), (m) or (o) of the Code).

         “Depositary” has the meaning set forth in Section 5.2(a).

         “Dissenting Shares” has the meaning set forth in the Recitals.

         “Effective Time” has the meaning set forth in Section 2.3.

         “Employees” has the meaning set forth in Section 6.1(p)(i).

         “Environmental Law” means each federal, state, local and foreign law, regulation, order, decree, permit, authorization, common law or agency requirement relating to pollution, protection or preservation of public or employee health or the environment, including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata and natural resources, and including, without limitation, each law, regulation, order, decree, permit, authorization, common law or agency requirement relating to emissions, discharges, releases or threatened releases of Hazardous Substances, or otherwise relating to the generation, storage, treatment, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substances, or the preservation of the environment or mitigation of adverse effects thereon, each law, regulation, order, decree, permit, authorization, common law or agency requirement relating to noise, odor, indoor air, employee exposure, wetlands, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance and each law, regulation, order, decree, permit, authorization, common law or agency requirement with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances. Environmental Law includes, but is not limited to, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Occupational Health and Safety Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act and the Emergency Planning and Community Right to Know Act.

         “ERISA” has the meaning set forth in Section 6.1(p)(i).

         “Exchange Act” has the meaning set forth in Section 2.2.

         “Excluded Shares” has the meaning set forth in the Recitals.

         “FDA” has the meaning set forth in Section 6.2(t)(i).

         “Foreign Merger Laws” has the meaning set forth in Section 6.1(d)(i).

         “GAAP” has the meaning set forth in Section 6.1(k).

         “Governmental Entity” has the meaning set forth in Section 6.1(d)(i).

         “Hazardous Substance” shall mean pollutants, contaminants, toxic or hazardous substances, materials and wastes, including, without limitation, any chemicals, petroleum or petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radioactive materials or radon, lead or lead-based paints, materials or plumbing, dioxins, persistent bioaccumulative materials, pharmaceutical, biological and/or medical waste or materials or any other material regulated by or subject to Environmental Laws.

         “HSR Act” has the meaning set forth in Section 6.1(d)(i).

         “Intellectual Property Rights” has the meaning set forth in Section 6.1(s)(viii).

         “Knowledge” means, (a) with respect to an individual and a particular fact or other matter, such individual is actually aware of such fact or other matter after due inquiry; and (b) with respect to a Person other than an individual and a particular fact or other matter, Samuel B. Davis, Samuel N. Davis, Stewart Graves, Marisa Bash, Peter Linn, Kim Spath, Sheffield Sweet or Robert Valentine has, or at any time had, “Knowledge” of such fact or matter, as defined in (a).

         “Laws” has the meaning set forth in Section 6.1(m).

         “Merger” has the meaning set forth in the Recitals.

         “Merger Consideration” has the meaning set forth in Section 5.1(a)(ii).

         “Merger Subsidiary” has the meaning set forth in the Introductory Paragraph.

         “OGCL” has the meaning set forth in the Recitals.

         “Order” has the meaning set forth in Section 8.1(f).

         “Parent” has the meaning set forth in the Introductory Paragraph.

         “Parent Entity” means any entity which owns or controls directly or indirectly at least fifty percent (50%) of the securities or ownership interests having by their terms ordinary voting power to elect fifty percent (50%) of the board of directors of any Person.

         “Payment Fund” has the meaning set forth in Section 5.2(a).

         “Pension Plan” has the meaning set forth in Section 6.1(p)(ii).

         “Person” has the meaning set forth in Section 5.2(b).

         “Plant Managers” means Jeff Bradway, Sr., Scott Falwell, Gerry Ivy, Bob Johnson, Linda Cline, Lou Pershin, D.P. Saxena, Roger Schulz, Greg Skinner, Joe Valdez and Kenny Strauss.

         “Preferred Stock” has the meaning set forth in Section 6.1(b).

         “Price per Share” has the meaning set forth in the Recitals.

         “Proxy Statement” has the meaning set forth in Section 7.3(b).

         “Regulations” has the meaning set forth in Section 3.2.

         “Regulatory Agency” has the meaning set forth in Section 6.1(t)(i).

         “SEC” has the meaning set forth in Section 6.1(g).

         “Shareholders Agreement” has the meaning set forth in the Recitals.

         “Special Committee” means a special committee of the Board of Directors of the Company comprised entirely of non-management, independent directors.

         “Stock Plans” has the meaning set forth in Section 6.1(b).

         “Subsidiary” means, with respect to the Company, the Parent or the Merger Subsidiary, as the case may be, any entity of which at least fifty percent (50%) of the securities or ownership interests having by their terms ordinary voting power to elect fifty percent (50%) of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries.

         “Superior Proposal” has the meaning set forth in Section 7.2(c).

         “Surviving Corporation” has the meaning set forth in Section 2.1.

         “Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, employment, payroll, premium, value added, property or windfall profits taxes, transfer taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

         “Tax Return” means any return, report or statement required to be filed with any Governmental Entity with respect to Taxes.

         “Third Party Licenses” has the meaning set forth in Section 6.1(s)(i).

         “Voting Debt” has the meaning set forth in Section 6.1(b).

         “Warning Letter” has the meaning set forth in Section 6.1(t)(i).

         “1990 Plan” has the meaning set forth in Section 6.1(b).

ARTICLE II

The Merger; Closing; Effective Time

         2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined herein) the Merger Subsidiary shall be merged into the Company. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Ohio. The Merger shall have the effects specified in the OGCL.

         2.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, Philadelphia, Pennsylvania at 10:00 a.m. on the second (2nd) business day (as defined in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Business Day”) following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (b) at such other place and time and/or on such other date as the Parent and the Company may agree to in writing (the “Closing Date”).

         2.3 Effective Time. At the Closing, the Company and the Merger Subsidiary will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Ohio as provided in Section 1701.01 of the OGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Ohio or, if agreed to by the Parent and the Company, such later time or date set forth in the Certificate of Merger (the “Effective Time”).

ARTICLE III

Articles of Incorporation and Code of Regulations of the Surviving Corporation

         3.1 The Articles of Incorporation. The articles of incorporation of the Company shall be amended as of the Effective Time so that they are identical to the articles of incorporation of the Merger Subsidiary in effect immediately prior to the Effective Time, except that Article FIRST of the articles of incorporation shall provide that the name of the Company shall be the name of the Surviving Corporation, and such articles of incorporation shall be the articles of incorporation of the Surviving Corporation (the “Articles”).

         3.2 The Code of Regulations. The code of regulations of the Company shall be amended as of the Effective Time so that it is identical to the code of regulations of the Merger Subsidiary in effect immediately prior to the Effective Time, and such code of regulations shall be the code of regulations of the Surviving Corporation (the “Regulations”).

ARTICLE IV

Officers and Directors of the Surviving Corporation

         4.1 Directors. The directors of the Merger Subsidiary immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the Regulations.

         4.2 Officers. The officers of the Merger Subsidiary immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the Regulations.

ARTICLE V

Effect of the Merger on Outstanding Securities; Exchange of Certificates

         5.1 Effect on Outstanding Securities. At the Effective Time, as a result of the Merger and without any action on the part of the Company, the Parent, the Merger Subsidiary or any holder of any capital stock of the Company:

(a) Merger Consideration.

(i)	Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be converted into and represent the right to receive the Price per Share.

(ii)	All shares of Common Stock shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and certificates formerly representing shares of Common Stock (the “Certificates”) (other than the Excluded Shares and the Dissenting Shares) shall be converted into and represent the right to receive the Price per Share multiplied by the number of shares of Common Stock formerly represented by such Certificate (the “Merger Consideration”).

(iii)	Each outstanding Company Option (as defined herein) shall be canceled or exercised in accordance with Section 7.9(a).

(b) Cancellation of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(c) Treatment of Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to and has demanded appraisal for such shares of Common Stock in accordance with the OGCL shall not be converted into a right to receive the Price per Share, unless such shareholder fails to perfect or withdraws or otherwise loses its right to appraisal. If after the Effective Time such shareholder fails to perfect or withdraws or otherwise loses its right to appraisal, such shares of Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Price per Share. The Company shall give the Parent and the Merger Subsidiary prompt notice of any demands received by the Company for appraisal of shares of Common Stock, and the Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands, except as otherwise required under applicable law.

(d) The Merger Subsidiary. Each common share, without par value, of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive one common share, without par value, of the Surviving Corporation.

         5.2 Surrender and Payment.

(a) Depositary. Prior to the Effective Time, the Parent or the Merger Subsidiary shall designate a bank or trust company (the “Depositary”) to act as agent for the shareholders in connection with the Merger and to receive and distribute the Payment Fund (as defined below). Immediately prior to the Effective Time, the Merger Subsidiary shall deposit with the Depositary cash in an aggregate amount equal to the product of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), multiplied by (ii) the Price per Share (the “Payment Fund”). The Depositary shall cause the

Payment Fund to be (i) held for the benefit of the holders of shares of Common Stock and (ii) promptly applied to making the payments provided for in Section 5.1(a). The Payment Fund shall not be used for any purpose that is not provided for herein.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Parent or the Surviving Corporation shall cause the Depositary to mail to each holder of record of outstanding shares of Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Depositary) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Depositary, together with a letter of transmittal, duly executed, and such other documents as may reasonably be required by the Depositary, the Depositary shall pay the holder of such Certificate the Merger Consideration in respect of such Certificate, less any required withholding taxes, and the Certificate so surrendered shall forthwith be canceled. If any portion of the Merger Consideration is to be paid to a person (as defined in the Exchange Act) (a “Person”) other than the registered holder of the shares represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Depositary any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Depositary that such tax has been paid or is not payable. Until surrendered as contemplated by this Section 5.2(b), each Certificate (other than Certificates representing Excluded Shares or Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c) No Further Ownership Rights in Common Stock. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article V shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock theretofor represented by such Certificates. After the close of business on the Closing Date, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Depositary for any reason, they shall be canceled and exchanged as provided in this Article V, except as otherwise provided by law.

(d) Unclaimed Funds. Any portion of the Payment Fund made available to the Depositary pursuant to Section 5.2(a) that remains unclaimed by holders of the Certificates for six (6) months after the Effective Time shall be delivered to the Surviving Corporation and any holders of Certificates who have not theretofor complied with this Article V shall thereafter look only to the Surviving Corporation for payment of their claim for Merger Consideration.

(e) No Liability. None of the Parent, the Merger Subsidiary, the Company or the Depositary shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any public official), any shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Funds. The Payment Fund shall be invested by the Depositary in accordance with the instructions of the Parent or the Merger Subsidiary and all earnings thereon shall inure to the benefit of the Merger Subsidiary.

(g) Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Merger Subsidiary, the granting of an indemnity reasonably satisfactory to the Merger Subsidiary against any claim that may be made against it, the Surviving Corporation or the Depositary with respect to such Certificate, the Depositary will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to such Certificate, to which such Person is entitled pursuant hereto.

         5.3 Adjustment of Price Per Share. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Price per Share shall be appropriately adjusted.

ARTICLE VI

Representations and Warranties

         6.1 Representations and Warranties of the Company. The Company hereby represents and warrants to the Parent and the Merger Subsidiary, except as set forth in the disclosure schedules delivered to the Parent and the Merger Subsidiary on the date of this Agreement and attached hereto, that, as of the date hereof (or, if made as of a specified date, as of such date):

(a) Organization, Good Standing and Qualification. The Company and each of its Subsidiaries are corporations or partnerships duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization. The Company and each of its Subsidiaries are qualified to do business and in good standing as foreign corporations or partnerships in each jurisdiction where the ownership or operation of their respective properties and assets or conduct of their respective businesses requires such qualification, except where the failure to be so qualified or in such good standing, when taken together with all other such failures, is not reasonably likely to have a Company Material Adverse Effect. The Company has made available to the Parent complete and correct copies of the articles of incorporation and code of regulations (or similar documents) of the Company and each of its Subsidiaries, each as amended to date. The articles of incorporation and code of regulations (or similar documents) of the Company and each of its Subsidiaries so made available are in full force and effect. The Company and each of its Subsidiaries have all requisite corporate or partnership power and authority to own and operate their respective properties and assets and to carry on their respective businesses as presently conducted.

         Schedule 6.1(a) lists each Subsidiary of the Company and its jurisdiction of incorporation or formation. Except as set forth on Schedule 6.1(a), all of the outstanding capital stock of, or other ownership interests in, each such Subsidiary is owned by the Company, directly or indirectly, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever. Except for the equity or other ownership interests in its Subsidiaries and except as set forth on Schedule 6.1(a), the Company does not own, directly or indirectly, an ownership interest in any corporation, partnership, joint venture or other entity.

(b) Capital Structure. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, of which 4,168,380 shares were outstanding as of the close of business on March 22, 2002, and 2,000,000 preferred shares, without par value, (the “Preferred Stock”), none of which were outstanding as of the close of business on March 22, 2002. All of the outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares of Common Stock or Preferred Stock subject to issuance, except (i) 500,000 shares of Common Stock reserved for issuance under the 1990 Liqui-Box Corporation Stock Option Plan, as amended (the “1990 Plan”), and (ii) 500,000 shares of Common Stock reserved for issuance under the Liqui-Box Shares Stock Option Plan, as amended (together with the 1990 Plan, the “Stock Plans”). Options to acquire 796,670 shares of Common Stock were outstanding as of March 22, 2002 (each, a “Company Option”). Schedule 6.1(b) sets forth a correct and complete list of each outstanding Company Option as of March 22, 2002, including the holder, date of grant, exercise price and number of shares of Common Stock subject thereto. As of March 22, 2002, there are no shares of capital stock of the Company authorized, issued or outstanding except as set forth above and, except as set forth above or as set forth on Schedule 6.1(b), there are no preemptive rights or any outstanding subscriptions, options, warrants, rights or convertible securities or any agreements or commitments of any character to which the Company is a party or may be bound relating to the issued or unissued capital stock or other securities of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter (“Voting Debt”). Except for the Stock Plans, at or after the Effective Time, neither the Company, the Surviving Corporation, the Parent nor their respective affiliates will have any obligation to issue, transfer or sell any shares or securities of the Company, the Surviving Corporation, the Parent or any of their respective affiliates pursuant to any Compensation and Benefit Plan (as defined herein). Since January 31, 2002, the Company has not issued, granted or entered into any agreement relating to any subscription, option, warrant, right or convertible security or any agreement or commitment of any character to which the Company is a party or may be bound relating to the issued or unissued capital stock or other securities of the Company.

(c) Corporate Authority; Approval.

(i)	The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver and perform its obligations under this Agreement and, subject only to obtaining the adoption of this Agreement by a majority of the shares of Common Stock outstanding as of the record date of the Company’s shareholders meeting (the “Company Requisite Vote”), to consummate the Merger. This Agreement is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms subject to (A) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws from time to time in effect affecting creditors’ rights generally, and (B) general principles of equity, whether such principles are considered in a proceeding at law or in equity.

(ii)	The Special Committee has, and the board of directors of the Company has, upon the recommendation of the Special Committee, at a meeting duly called and held, unanimously, with the exception of Samuel B. Davis and Samuel N. Davis, who abstained, (A) approved this Agreement, the Shareholders Agreement and the Merger and the transactions contemplated hereby and thereby in accordance with the OGCL, including but not limited to specifically for purposes of Chapter 1704 thereof, (B) determined that the Merger is fair to and in the best interests of the Company’s shareholders and declared the Merger advisable and (C) recommended that the shareholders of the Company adopt this Agreement and approve the Merger.

(d) Governmental Filings; No Violations.

(i)	Other than any filings and/or notices required pursuant to (A) Section 2.3, (B) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notifications or filings with respect to the Merger (collectively, “Foreign Merger Laws”) and (C) the Exchange Act and state securities or “blue sky” laws, no notices or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any U.S. or foreign governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby.

(ii)	Except as set forth on Schedule 6.1(d)(ii), the execution, delivery and performance of this Agreement by the Company does not and will not, and the consummation by the Company of the Merger and the other transactions contemplated hereby in accordance with the terms hereof will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or code of regulations (or similar documents) of the Company or any of its Subsidiaries, (B) a breach or violation of, a default under or the acceleration of, any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any contract, agreement, license, lease, note, mortgage, indenture or other obligation (collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries or any Laws (as defined herein) or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts binding upon the Company or any of its Subsidiaries, except, in the case of clauses (B) or (C), for such exceptions as would not, individually or in the aggregate, have or be reasonably likely to have a Company Material Adverse Effect.

(e) Brokers and Finders. Neither the Company nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement or the Shareholders Agreement, except that the Special Committee has engaged McDonald Investments Inc. as its financial advisor, the arrangements with which have been disclosed to the Parent prior to the date hereof.

(f) Opinion of Financial Advisor. The board of directors of the Company and/or the Special Committee has received a written opinion of McDonald Investments Inc. to the effect that, as of the date hereof, the consideration to be received by the holders of shares of Common Stock pursuant to the Merger is fair to such holders from a financial point of view.

(g) Proxy Statement. The Proxy Statement (as defined herein) and any other documents to be filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Merger and the other transactions contemplated hereby will, when filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Neither the Proxy Statement nor any other documents required to be filed by the Company with the SEC in connection with the transactions contemplated hereby shall, at the respective times that the Proxy Statement, any such other filings by the Company or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Parent or the Merger Subsidiary in writing specifically for inclusion therein.

(h) Required Vote of Company Shareholders. The only vote of the shareholders of the Company required to adopt this Agreement and to approve the Merger and the transactions contemplated hereby and thereby, is the Company Requisite Vote.

(i) Antitakeover Statutes. The board of directors of the Company has taken all necessary action to approve the transactions contemplated by this Agreement and the Shareholders Agreement, including but not limited to, approval for purposes of Chapter 1704 of the OGCL, of both (i) any “Chapter 1704 transaction” (as defined in Section 1704.01 of the OGCL) and (ii) any purchase of any shares of Common Stock, such that the restrictions under Chapter 1704 of the OGCL shall not apply to such transactions, assuming that neither the Parent nor the Merger Subsidiary nor any of the Parent Entities constituted an “interested shareholder” (as defined in Section 1704.01 of the OGCL) prior to the date of such approval. Other than Chapter 1704 of the OGCL and Section 1707.043 of the Ohio Revised Code, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or regulation (each, an “Antitakeover Statute”) is applicable to the Company, the Parent, the Merger Subsidiary, this Agreement, the Shareholders Agreement, the Merger or the other transactions contemplated hereby or thereby.

(j) Absence of Certain Changes. Except as set forth on Schedule 6.1(j), since December 30, 2000, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary and usual course of such businesses and there has not been (i) any event or change or combination of events or changes that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, that has had or is reasonably likely to have a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company; or (iv) except as disclosed in the Company Reports (as defined herein), any change by the Company in accounting principles, practices or methods. Except as set forth on Schedule 6.1(j), since January 31, 2002, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees of the Company or any of its Subsidiaries, or any amendment to any of the Compensation and Benefit Plans.

(k) Company Reports; Financial Statements. Except as set forth on Schedule 6.1(k), the Company and, to the extent applicable, each of its then or current Subsidiaries has made all filings required to be made by it with the SEC since the beginning of the period covering the past three (3) full fiscal years (collectively, including any such reports filed subsequent to the date hereof, the “Company Reports”). The Company has made available to the Parent each registration statement, report, proxy statement or information statement filed with the SEC by it since the beginning of the period covering the past three (3) full fiscal years, including, without limitation, (i) the Company’s Annual Report on Form 10-K for the fiscal year (fifty two weeks) ended December 30, 2000, (ii) the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 29, 2001 and (iii) the Company’s Proxy Statement filed on March 19, 2001, all in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects, or will comply in all material respects, with the requirements of applicable statutes and regulations and did not, and will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the balance sheets included in the Company Reports (including the related notes and schedules) presents fairly, or will present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of its date and each of the statements of income and of changes in financial position included in the Company Reports (including any related notes and schedules) presents fairly, or will present fairly, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (except as otherwise noted therein and subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in the case of unaudited financial statements, as permitted by SEC Form 10-Q and SEC Form 8-K, and except as may be noted therein. Other than the Company Reports specifically recited in clauses (i) through (iii) of the second sentence of this Section 6.1(k), the Company has not, on or prior to the date hereof, filed any other definitive reports or statements with the SEC since December 30, 2000.

         The Company has made available to the Parent its unaudited financial statements for the fiscal year ended December 31, 2001. The balance sheet included in such financial statements presents fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of December 31, 2001 and the statements of income and of changes in financial position included in such financial statements present fairly, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its Subsidiaries for the fiscal year ended December 31, 2001 (except as otherwise noted therein), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. Since December 31, 2001, there has not been any material change to the level of working capital reflected in such financial statements, except in the ordinary course of business.

         As of March 21, 2002, based on an analysis of the Company’s books and records, the Company’s Adjusted Working Capital and cash and cash equivalents, net of borrowings, were as set forth on Schedule 6.1(k) and there has not been any material change in this amount, except in the ordinary of business.

(l) Litigation and Liabilities. Except as disclosed on Schedule 6.1(l), there are no and, to the Knowledge of the Company or any of the Plant Managers, there are no facts which would constitute or give rise to any, (i) civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending or, to the Knowledge of the Company or any of the Plant Managers, threatened against the Company or any of its Subsidiaries or (ii) obligations or liabilities, individually or in the aggregate, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any Environmental Law, in each case, that have, or would be reasonably likely to have, a Company Material Adverse Effect.

(m) Compliance. Neither the Company nor any of its Subsidiaries is in default or violation of (i) its articles of incorporation or code of regulations (or similar documents), (ii) any law, ordinance, rule, regulation, order, judgment, decree, arbitration award, license or permit of any Governmental Entity (collectively, “Laws”) or any non-governmental permit or license applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound or (iii) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or affected, except, in each case, for any defaults or violations that, individually or in the aggregate, will not have a Company Material Adverse Effect, or prevent or materially delay the transactions contemplated by this Agreement.

(n) Certain Agreements. Schedule 6.1(n) sets forth (i) all amendments to the agreements listed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2000, (ii) any other agreement within the meaning set forth in item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (iii) all contracts or commitments calling for the Company to spend or receive in excess of $250,000 per annum, (iv) all contracts relating to money borrowed in excess of $10,000, (v) all agreements with respect to settlement of litigation, (vi) all loans or guarantees of loans to employees and (vii) all contracts not disclosed pursuant to (i) through (vi) above materially restricting the Company’s business in any way or which would materially restrict the Parent’s business as the parent of the Surviving Corporation (the “Company Material Contracts”), all of which are valid and in full force and effect, except to the extent that they have previously expired in accordance with their terms. Neither the Company nor its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, is reasonably likely to constitute a default under the provisions of, any such Company Material Contract, except for any default which has not had, and is not reasonably likely to have, a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received notice that any party to any Company Material Contract intends to cancel, terminate or otherwise materially modify the terms of any applicable Company Material Contract. To the Knowledge of the Company, no counterparty to any such Company Material Contract has materially violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, is reasonably likely to constitute a material default or other breach under the provisions of, such Company Material Contract.

(o) Taxation. Except as set forth on Schedule 6.1(o):

(i)	Except where the failure to file Tax Returns, to pay Taxes or to provide adequate reserves, individually or in the aggregate, would not have a Company Material Adverse Effect: (A) the Company and each of its Subsidiaries have timely filed all Tax Returns required to be filed by them in the manner provided by law; (B) all such Tax Returns are true, correct and complete in all material respects; and (C) the Company and each of its Subsidiaries have timely paid all Taxes due or required to be withheld from amounts owing to any employee, creditor or third party or have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns.

(ii)	No material claim for unpaid Taxes (other than for Taxes not yet due) has become a lien or encumbrance of any kind against the property of the Company or any of its Subsidiaries or, to the Knowledge of the Company, is being asserted against the Company or any of its Subsidiaries.

(iii)	No audit, examination, investigation or other proceeding in respect of Taxes is, to the Knowledge of the Company, pending, being conducted or threatened by a Tax authority involving the Company or any of its Subsidiaries.

(iv)	No material issues have been raised by the relevant taxing authority in connection with any examination of the Tax Returns filed by the Company and its Subsidiaries that have not been resolved.

(v)	No extension or waiver of the statute of limitations on the assessment of any Taxes has been granted by the Company or any of its Subsidiaries and is currently in effect.

(vi)	Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under, or potential liability with regard to, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement.

(vii)	To the Knowledge of the Company, no power of attorney has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes.

(viii)	To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any other similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(ix)	Neither the Company nor any of its Subsidiaries is a party to any agreement, plan, contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(x)	To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any material intercompany gain or loss arising as a result of an intercompany transaction within the meaning of Treasury Regulation Section 1.1502-13 (or similar provision under state, local or foreign law) that has not been taken into account or any excess loss accounts within the meaning of Treasury Regulation Section 1.1502-19.

(xi)	The Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(xii)	Neither the Company nor any of its Subsidiaries has been the subject of a material Tax ruling that has continuing effect.

(xiii)	Neither the Company nor any of its Subsidiaries has agreed to include, or, to the Knowledge of the Company, is required to include, in income any material adjustment under either Section 481(a) or 482 of the Code (or an analogous provision of state, local or foreign law) by reason of a change in accounting method or otherwise.

(p) Employee Benefits.

(i)	The Company Reports accurately describe in all material respects all material incentive, bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option and other stock based plans, all employment or severance agreements, plans, policies or arrangements, other employee benefit plans and any applicable “change of control” or similar provisions in any plan, agreement, policy or arrangement which covers current or former employees of the Company and its Controlled Group Affiliates (the “Compensation and Benefit Plans”) or with respect to which the Company or any of its Controlled Group Affiliates may have any liability. The Compensation and Benefit Plans and all other benefit plans, agreements, policies or arrangements covering current or former employees or directors of the Company and its Controlled Group Affiliates (the “Employees”), including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are listed on Schedule 6.1(p)(i). True and complete copies of all documents relating to the Compensation and Benefit Plans or any other plan, agreement, policy or arrangement listed on Schedule 6.1(p)(i), including written interpretations thereof and summary plans descriptions required under ERISA, and such other benefit plans, agreements, policies or arrangements, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part of any such plans and agreements, and all amendments thereto have been provided to the Parent. The following items have also been provided to the Parent with respect to each Compensation and Benefit Plan as applicable: (A) the three (3) most recent Form 5500 annual reports (including all schedules and financial statements); (B) the most recent favorable determination letter issued by the Internal Revenue Service with respect to each such plan; (C) any governmental audit report or correction program memorandum; (D) any governmental opinion, ruling, determination or notice of action or disposition with regard to any such plan; (E) the results of any testing relating to any such plan, including testing of coverage, non-discrimination requirements, 401(k) and 401(m) compliance, benefit limitations, etc.; and (F) a schedule of all persons who are receiving, or who are eligible to elect to receive, health care continuation (“COBRA”) coverage with respect to the Company or a Controlled Group Affiliate.

(ii)	To the Knowledge of the Company, the Compensation and Benefit Plans have been administered in compliance with all applicable law and, except as set forth on Schedule 6.1(p)(ii), with their terms. Each Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no pending or, to the Knowledge of the Company, threatened litigation, governmental audit or investigation relating to any Compensation and Benefit Plan. Neither the Company nor any of its Controlled Group Affiliates has engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iii)	Except as disclosed on Schedule 6.1(p)(iii), neither the Company nor any of its Controlled Group Affiliates has or has ever had any obligation or liability with respect to an employee benefit plan which is subject to Title IV of ERISA, or which is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA. There is no entity (other than the Company or any of its Subsidiaries) which is or was a Controlled Group Affiliate of the Company. No notice of a “reportable event” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan within the 12-month period ending on the date hereof.

(iv)	All contributions required to be made under the terms of any Compensation and Benefit Plan have been timely made or accrued on the Company’s financial statements and all insurance premiums required to have been paid as of the Closing Date will have been paid.

(v)	Except as disclosed on Schedule 6.1(p)(v), neither the Company nor any of its Controlled Group Affiliates has any obligations for retiree health and life benefits under any Compensation and Benefit Plan. The Company or its Controlled Group Affiliates may amend or terminate any Compensation and Benefit Plan at any time without incurring any material liability thereunder.

(vi)	Except as disclosed on Schedule 6.1(p)(vi), the consummation of the transactions contemplated by this Agreement will not (A) entitle any Employees to severance pay, (B) accelerate the time of payment or vesting or trigger any material payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (C) result in payments under any of the Compensation and Benefit Plans which may not be deductible under Section 162(m) or Section 280G of the Code.

(vii)	There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened with respect to the Compensation and Benefit Plans and there are no facts which could give rise to any such actions, suits or claims.

(viii)	Each of the Company and its Controlled Group Affiliates has complied in all material respects with the reporting and disclosure requirements of ERISA.

(ix)	To the Knowledge of the Company, each Compensation and Benefit Plan which is a “group health plan” (as such term is defined in section 5000(b)(1) of the Code) complies and has complied with the applicable requirements of Section 4980B of the Code, Sections 601-609 of ERISA (COBRA) and Sections 701-734 of ERISA (HIPAA), including without limitation, the certification requirements under Section 701(e) of ERISA.

(q) Labor Matters.

(i)	Schedule 6.1(q)(i) sets forth the name, title, current annual compensation rate (including base, bonus and commissions) of each present employee of the Company and each of its Subsidiaries whose annual compensation rate (including base, bonus and commission) for 2001 was more than $75,000; includes organizational charts of the Company and each of its Subsidiaries; and lists any collective bargaining, union or other employee association agreements, employee handbook and any reports and/or plans prepared or adopted pursuant to the Equal Employment Opportunity Act of 1972, as amended. As a matter of policy, the Company requires all new employees to execute a confidentiality agreement protecting proprietary processes and information. There are no leased employees (within the meaning of Section 414(n) of the Code) who must be taken into account in applying the requirements of Section 414(n)(3) of the Code and independent contractors providing services have been properly characterized as such.

(ii)	Except as set forth on Schedule 6.1(q)(ii), (A) the Company and each of its Subsidiaries is in compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment and wages and hours and occupational safety and health, except where the failure to be in such compliance has not had, and is not reasonably likely to have, a Company Material Adverse Effect, (B) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act and (C) there is no action, suit or legal, administrative, arbitration, grievance or other proceeding pending or, to the Knowledge of the Company or any of the Plant Managers, threatened, or any investigation pending or, to the Knowledge of the Company or any of the Plant Managers, threatened against the Company or any Subsidiary relating to any thereof and, to the Knowledge of the Company or any of the Plant Managers, no basis exists for any such action, suit or legal, administrative, arbitration, grievance or other proceeding or investigation.

(iii)	There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company or any of the Plant Managers, threatened against the Company or any of its Subsidiaries.

(iv)	Except as set forth on Schedule 6.1(q)(iv), none of the employees of the Company or any of its Subsidiaries is a member of or represented by any labor union and, to the

Knowledge of the Company or any of the Plant Managers, there are no attempts of whatever kind and nature being made to organize any of such employees.

(v)	Without limiting the generality of paragraph (iv) above, no certification or decertification is pending or was filed within the past three (3) years respecting the employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company or any of the Plant Managers, no certification or decertification petition is being or was circulated among the employees of the Company or any of its Subsidiaries within the past three (3) years.

(vi)	No collective bargaining or similar agreement, arbitration or court decision, decree or order or governmental order which is binding on the Company or any of its Subsidiaries in any way materially limits or restricts the Company or any of its Subsidiaries from relocating or closing any of its operations.

(vii)	Neither the Company nor any of its Subsidiaries has experienced any organized work stoppage in the last five (5) years.

(viii)	Except as disclosed on Schedule 6.1(q)(viii) and Schedule 6.1(l), there are no charges, administrative proceedings or formal complaints of discrimination (including but not limited to discrimination based upon sex, age, marital status, race, national origin, sexual orientation, handicap or veteran status) pending or, to the Knowledge of the Company or any of the Plant Managers, threatened, or any investigation pending or, to the Knowledge of the Company or any of the Plant Managers, threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court, except for charges, proceedings or complaints that have not had, and would not be reasonably likely to have a Company Material Adverse Effect.

(r) Environmental Matters. (i) To the Knowledge of the Company and the Plant Managers, the Company and its Subsidiaries are, and within the period of all applicable statutes of limitations have been, in compliance with all applicable Environmental Laws and have submitted all required reports to the appropriate Governmental Authority; (ii) except as set forth on Schedule 6.1(r)(ii), the Company has received all air, water and waste permits and approvals required for the emission and/or disposal of solid, liquid and gaseous materials from its operations at all sites, including any permits for construction under the Clean Air Act, or has documentation to establish exemptions from such permits or approvals, and is operating in conformance with such permits and approvals required under any Environmental Laws; (iii) to the Knowledge of the Company or any of the Plant Managers, no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance which would subject the Company to liability under Environmental Laws or require remediation to meet applicable standards; (iv) except as set forth on Schedule 6.1(r)(iv), neither the Company nor any of its Subsidiaries is subject to any liability for Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries is subject to liability for any release or, to the Knowledge of the Company or any of the Plant Managers, threat of release of any Hazardous Substance; (vi) except as set forth on Schedule 6.1(r)(vi), neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law; (viii) to the Knowledge of the Company or any of the Plant Managers, except as set forth on Schedule 6.1(r)(viii), none of the properties of the Company or any of its Subsidiaries contain any underground storage tanks or any Hazardous Substance, except to the extent that such Hazardous Substances are used in the ordinary course of business and used and disposed of in accordance with Environmental Laws; (ix) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any property in connection with any Environmental Law; and (x) to the Knowledge of the Company or any of the Plant Managers, Schedule 6.1(r)(x) sets forth a list of all environmental reports, studies, assessments and sampling data, all permits and permit applications, all correspondence to and from Governmental Entities pertaining to or required for compliance with Environmental Laws, all inspection reports, evaluations and audit reports concerning compliance with Environmental Laws (whether conducted internally or by a third party, including any Governmental Entity), all documentation establishing exemptions from permits or approvals, a representative list of Hazardous Substances currently used in the Company’s operations, and the entities that currently remove and dispose of regulated waste materials, and all relevant and material records relating to compliance with Environmental Laws.

(s) Intellectual Property.

(i)	Schedule 6.1(s)(i) sets forth a correct and complete list of each of the following items: (A) all material patents and applications therefor, registrations of trademarks (including service marks) and applications therefor, and registrations of copyrights and applications therefor that are owned by the Company or any of its Subsidiaries (collectively, the “Company Owned IP”), (B) all material licenses, agreements and contracts relating to the Company Intellectual Property (as defined herein) pursuant to which the Company or any of its Subsidiaries are entitled to use any Company Intellectual Property owned by any third party (collectively, the “Third Party Licenses”) and (C) all material licenses, agreements and contracts under which the Company or any of its Subsidiaries has granted any third party the right to use any Company Intellectual Property.

(ii)	Except as set forth on Schedule 6.1(s)(ii), the Company or one of its Subsidiaries is the owner of, or is licensed to use, or otherwise possesses legally enforceable rights in, all material intellectual property, including, without limitation, all material patents and patent applications, supplementary protection certificates and patent extensions, trademarks and trademark applications, service mark and service mark registrations, logos, commercial symbols, business name registrations, trade names, copyrights and copyright registrations, computer software, domain names, mask works and mask work registration applications, industrial designs and applications for registration of such industrial designs, including, without limitation, any and all applications for renewal, extensions, reexaminations and reissues of any of the foregoing material intellectual property rights where applicable, inventions, compounds, structures, trade secrets, formulae, know-how, technical information, research data, research raw data, laboratory notebooks, procedures, designs, proprietary technology and information held or used in the business of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”).

(iii)	The Company and its Subsidiaries are the sole legal and beneficial owners of all of the Company Intellectual Property, except for the Company Intellectual Property that is the subject of the Third Party Licenses or where failure to own Company Intellectual Property would not have, or be reasonably likely to have, a Company Material Adverse Effect.

(iv)	Except as set forth on Schedule 6.1(s)(iv), the Company has not entered into any agreements or licenses or created any mortgages, liens, security interests, leases, pledges, encumbrances, equities, claims, charges, options, restrictions, rights of first refusal, title retention agreements or other exceptions to title which materially adversely affect the Company Intellectual Property or materially restrict the use by the Company or any of its Subsidiaries of the Company Intellectual Property.

(v)	The Company and its Subsidiaries are in compliance with the Third Party Licenses, except where the failure to be in compliance would not have a Company Material Adverse Effect.

(vi)	The Company and its Subsidiaries have the right to license to third parties the use of the Company Owned IP.

(vii)	All registrations and filings relating to the Company Owned IP are in good standing, except where the failure to be in good standing would not have a Company Material Adverse Effect.

(viii)	To the Knowledge of the Company, the manufacturing, marketing, distribution, sale and use of products by the Company or its Subsidiaries, licensees or sublicensees in the countries where the Company has conducted or proposes to conduct such activities, does not infringe the patents, patent applications, trademarks, trademark applications, service marks, service mark applications, copyrights, copyright applications, proprietary trade names, publication rights, computer programs (including source code and object code), domain names, inventions, know-how, trade secrets, technology, processes, confidential information and all other intellectual property rights throughout the world (collectively, the “Intellectual Property Rights”) of any third party, except to the extent that such infringement has not had, and would not be reasonably likely to have a Company Material Adverse Effect.

(ix)	There are no allegations, claims or proceedings instituted, pending or, to the Knowledge of the Company, threatened which challenge the rights possessed by the Company or its Subsidiaries to use the Company Intellectual Property or the validity or effectiveness of the Company Intellectual Property, including without limitation any interferences, oppositions, cancellations or other contested proceedings, except for any allegations, claims or proceedings that have not had, and are not reasonably likely to have, a Company Material Adverse Effect.

(x)	To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of the Company Owned IP by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

(xi)	Except as set forth on Schedule 6.1(s)(i), the Company and its Subsidiaries have not granted any licenses, immunities, options or other rights to the Company Intellectual Property which could provide a third party with a defense to patent infringement proceedings, whether domestic or foreign.

(xii)	Commercially reasonable measures have been taken to maintain the confidentiality of the inventions, trade secrets, formulae, know-how, technical information, research data, research raw data, laboratory notebooks, procedures, designs, proprietary technology and information of the Company and its Subsidiaries, and all other information the value of which to the Company or any of its Subsidiaries is contingent upon maintenance of the confidentiality thereof.

(t) Certain Regulatory Matters.

(i)	Schedule 6.1(t)(i) sets forth a complete and accurate list for the last five years, of (A) all Warning Letters (as defined below) and letters or notices issued by the Food and Drug Administration (the “FDA”) or any other Governmental Entity that is concerned with the quality, identity, purity, safety, marketing or manufacturing of the products sold by the Company or its Subsidiaries (any such governmental entity, a “Regulatory Agency”) to the Company or any of its Subsidiaries; (B) all product problem reporting program complaints or reports filed by the Company or any of its Subsidiaries with a Regulatory Agency; (C) all product recalls conducted by or issued to the Company or any of its Subsidiaries and any requests from the FDA or any other Regulatory Agency requesting the Company or any of its Subsidiaries to cease to market any product; and (D) any civil penalty actions begun by the FDA or any other Regulatory Agency against the Company or any of its Subsidiaries and all consent decrees and all documents relating to the negotiation of and compliance with any such consent decree issued with respect to the Company or any of its Subsidiaries. The Company has made available to Parent copies of all documents referred to on Schedule 6.1(t)(i) and any other written communications between the Company or any of its Subsidiaries on the one hand, and the FDA or any other Regulatory Agency on the other hand, that describe matters that could have a Company Material Adverse Effect or discuss material issues concerning the quality, identity, purity or safety of any such product or product line as well as copies of all complaints and other information required to be maintained by the Company pursuant to applicable law. For purposes of this Section 6.1(t)(i), “Warning Letter” means a letter characterized by the FDA or any other Regulatory Agency as a warning letter, a notice of adverse finding, observation of noncompliance or a similar letter or report in which FDA or any other Regulatory Agency expresses the opinion that violations of law, regulation or guideline have occurred.

(ii)	With such exceptions as will not have or be reasonably likely to have a Company Material Adverse Effect and except as set forth on Schedule 6.l(t)(ii), (A) the Company (or, if applicable, one of its Subsidiaries) has obtained all consents, approvals, certifications, authorizations and permits of, and has made all filings with, or notifications to, all Regulatory Agencies pursuant to applicable requirements of all FDA regulations and consent decrees, and all applicable state and foreign laws, and regulations applicable to the Company or any of its Subsidiaries; (B) all representations made by the Company or any of its Subsidiaries in connection with any such consents, approvals, certifications, authorizations, permits, filings and notifications were true and correct in all material respects at the time such representations and warranties were made, and the Company’s products, and the products of its Subsidiaries, substantially comply with, and perform in accordance with the specifications described in, such representations; (C) the Company and its Subsidiaries and their respective products and all of the facilities and entities which manufacture such products are in substantial compliance with all applicable FDA or any other Regulatory Agency rules, regulations and consent decrees, and all applicable state and foreign laws, rules and regulations (including Good Manufacturing Practices) applicable to the Company’s or its Subsidiaries’ business; and (D) none of the consents, approvals, authorizations, registrations, certifications, permits, filings or notifications that it or any of its Subsidiaries has received or made to operate their respective businesses has been or, to the Knowledge of the Company, are being revoked or challenged.

(u) Real and Personal Property. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects except such as are described on Schedule 6.1(u). Except as set forth on Schedule 6.1(u), any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with remaining terms of at least two (2) years, except as would not have a Company Material Adverse Effect.

(v) Licenses and Permits. The Company and each of its Subsidiaries has obtained all material licenses, registrations, permits, approvals and other governmental authorizations and non-governmental permits and licenses required to conduct its business as presently conducted. Such authorizations are in full force and effect and neither the Company nor any of its Subsidiaries has received notice of proceedings relating to the revocation or modification of any such license, registration, permit, approval or other governmental authorization and non-governmental permits and licenses.

(w) Corrupt Practices. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder.

(x) Employment and Non-Compete Agreements. The employment agreements and non-compete agreements with the employees of the Company listed on Schedule 6.1(x) attached hereto have been executed by such employees prior to or contemporaneously with the execution of this Agreement and such agreements remain in full force and effect and, to the Knowledge of the Company, none of the employees listed on Schedule 6.1(x) is in breach or violation of his or her employment agreement or non-compete agreement.

(y) Disclosure. All information relating to or concerning the Company or any of its Subsidiaries set forth in this Agreement and provided to the Parent and the Merger Subsidiary pursuant to Section 6.1 hereof and otherwise in connection with the transactions contemplated hereby is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or otherwise, in light of the circumstances under which they were made, not misleading.

         6.2 Representations and Warranties of the Parent and the Merger Subsidiary. The Parent and the Merger Subsidiary each hereby represent and warrant to the Company, except as set forth in the disclosure schedules delivered to the Company on the date of this Agreement and attached hereto, that, as of the date hereof:

(a) Organization and Good Standing. The Parent is a corporation organized under the laws of Canada and the Merger Subsidiary is a corporation in good standing under the laws of the State of Ohio and each of them has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Merger Subsidiary has not, and prior to the Effective Time will not have, conducted any activities other than those required for the Merger and has no, and prior to the Effective Time will have no, assets, liabilities or obligations, except as contemplated in connection with its execution, delivery and performance of this Agreement and the Shareholders Agreement and the transactions contemplated hereby and thereby.

(b) Corporate Authority. No vote of holders of capital stock of the Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. The Parent and the Merger Subsidiary have all requisite corporate power and authority and have taken all corporate action (including approval of the Parent’s parent and of the majority shareholder of the Parent’s parent) necessary in order to execute, deliver and perform their respective obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of the Parent and the Merger Subsidiary, enforceable against each of the Parent and the Merger Subsidiary in accordance with its terms subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws from time to time in effect affecting creditors’ rights generally, and (ii) general principles of equity, whether such principles are considered in a proceeding at law or in equity.

(c) Governmental Filings; No Violations.

(i)	Other than any filings and/or notices required pursuant to (A) Section 2.3, (B) the HSR Act and Foreign Merger Laws and (C) the Exchange Act or state securities or “blue sky” laws and the “takeover” laws of any state, no notices or other filings are required to be made by the Parent or the Merger Subsidiary with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Parent or the Merger Subsidiary from, any Governmental Entity, in connection with the execution and delivery of this Agreement by the Parent and the Merger Subsidiary and the consummation by the Parent and the Merger Subsidiary of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of the Parent or the Merger Subsidiary to consummate the transactions contemplated by this Agreement.

(ii)	The execution, delivery and performance of this Agreement by the Parent and the Merger Subsidiary do not and will not, and the consummation by the Parent and the Merger Subsidiary of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws (or similar documents) of the Parent or the Merger Subsidiary, (B) a breach or violation of, a default under or the acceleration of, any obligation or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Parent or the Merger Subsidiary (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon the Parent or the Merger Subsidiary or any Laws or governmental or non-governmental permit or license to which the Parent or the Merger Subsidiary is subject or (C) any change in the rights or obligations of any party under any of the Contracts binding upon the Parent or the Merger Subsidiary, except, in the case of clause (B) or (C) above, for breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to prevent, materially delay or materially impair the ability of the Parent or the Merger Subsidiary to consummate the transactions contemplated by this Agreement.

(d) Brokers and Finders. Neither the Parent nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement or the Shareholders Agreement, except that DuPont Canada Inc., the sole shareholder of the Parent, has employed Lehman Brothers Inc. and CCFL Advisory Services Inc. as its financial advisors.

(e) Financing. Prior to the Effective Time, the Parent or the Merger Subsidiary will have the funds necessary to consummate the Merger and the other transactions contemplated hereby on the terms contemplated hereby.

ARTICLE VII

Covenants

         7.1 Company Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, except as expressly contemplated by this Agreement or as set forth on Schedule 7.1 or except with the prior written consent of Parent, which consent shall not be unreasonably delayed, conditioned or withheld:

(a) the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their respective business organizations substantially intact and substantially maintain their existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates;

(b) the Company shall not (i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (ii) amend its articles of incorporation or code of regulations; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock; or (v) repurchase, redeem or otherwise acquire, except in connection with the Stock Plans or employment arrangements, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither the Company nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt or any other property or assets (other than the issuance of shares of Common Stock pursuant to the Company Options); (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability; or (iii) make any commitments for, make or authorize any capital expenditures involving amounts in excess of $100,000 in the aggregate or, by any means, make any commitments for, make or authorize any acquisition of, or investment in, assets or stock of any other Person.

(d) except as may be required by existing contractual commitments, as contemplated by this Agreement or as required by applicable law, neither the Company nor any of its Subsidiaries shall (i) hire any new management employees; (ii) enter into any new agreements or commitments for any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or employees; (iii) enter into or guarantee any loans to employees; or (iv) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans or increase or accelerate the salary, wage, bonus or other compensation of any employees, officers or directors (except for increases in salaries, wages and cash bonuses of nonexecutive employees made in the ordinary course of business consistent with past practice) or pay or agree to pay any pension, retirement allowance or other employee benefit not required by any existing Compensation and Benefit Plan;

(e) neither the Company nor any of its Subsidiaries shall settle or compromise any claims or litigation or modify, amend or terminate any of the Company Material Contracts or waive, release or assign any rights or claims;

(f) neither the Company nor any of its Subsidiaries shall make any material Tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated, except in the ordinary and usual course of business;

(g) except as may be required as a result of a change in law or GAAP, neither the Company nor any of its Subsidiaries shall change any of the accounting practices or principles used by it;

(h) neither the Company nor any of its Subsidiaries shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries not constituting an inactive Subsidiary;

(i) neither the Company nor any of its Subsidiaries will offer to, or enter into an agreement to, do any of the foregoing; and

(j) the Company shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the representations or warranties of the Company in Section 6.1 becoming untrue.

         7.2 Acquisition Proposals.

(a) The Company shall, and shall cause its affiliates and the officers, directors, employees, representatives and agents of the Company and its Subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) to, immediately cease and terminate any existing activities, discussions or negotiations, if any, with any parties (other than the Parent and the Merger Subsidiary, any affiliate or associate of the Parent and the Merger Subsidiary or any designees of the Parent and the Merger Subsidiary) conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries (by direct purchase from the Company, tender or exchange offer or otherwise) or any business combination, merger or similar transaction (including an exchange of stock or assets) with or involving the Company or any of its Subsidiaries (an “Acquisition Transaction”), other than the Merger.

(b) Except as set forth in Section 7.2(c), the Company shall not, and shall not permit its affiliates and the officers, directors, employees, representatives and agents of the Company and its Subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) to, directly or indirectly, encourage, solicit, initiate or participate in discussions or negotiations with, or provide any nonpublic information or data to, any Person (other than the Parent and the Merger Subsidiary, any affiliate or associate of the Parent and the Merger Subsidiary or any designees of the Parent and the Merger Subsidiary) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the shareholders of the Company) concerning an Acquisition Transaction (an “Acquisition Proposal”) or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

(c) The Company may furnish information and access, but only in response to a request for information or access, to any Person making a bona fide written Acquisition Proposal to the Board of Directors of the Company after the date hereof which was not encouraged, solicited or initiated by the Company or any of its affiliates or any officer, director, employee, representative or agent of the Company or any of its Subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) on or after the date hereof and may participate in discussions and negotiate with such Person concerning any such Acquisition Proposal and may authorize the Company to enter into a binding written agreement concerning a Superior Proposal. An Acquisition Proposal shall be deemed to be a “Superior Proposal” if and only if the board of directors of the Company determines in good faith, after consultation with outside legal counsel and financial advisors to the Company, that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders than the transaction contemplated by this Agreement.

(d) Nothing in this Agreement shall prohibit the board of directors of the Company from, to the extent applicable, complying with Rule 14e-2 or Schedule 14D-9 promulgated under the Exchange Act with regard to an Acquisition Proposal. The Company will notify the Parent within twenty-four (24) hours if any such inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the

Company and shall in such notice indicate the identity of the offeror and the material terms and conditions of any such Acquisition Proposal and thereafter shall keep the Parent reasonably informed, on a current basis, of the status and material terms of such Acquisition Proposal and the status of such negotiations or discussions, providing copies to the Parent of any Acquisition Proposals made in writing.

(e) The Company shall provide the Parent with five (5) days advance notice of, in each and every case, its intention to either provide any information to or enter into any agreement with any Person making any Acquisition Proposal. Prior to providing information to or negotiating with any other party, the Company and such other party will enter into a confidentiality or non-disclosure agreement containing terms no less restrictive than the terms of the letter agreement between the Company and the Parent dated November 30, 2001. The Company agrees not to release any third party from, or waive any provisions of, any such confidentiality or non-disclosure agreement and will use commercially reasonable efforts to enforce any such agreements at the request of and on behalf of the Parent.

(f) The Company will inform its affiliates and the officers, directors, employees, representatives and agents of the Company and its Subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) of the obligations undertaken in this Section 7.2.

         7.3 Company Shareholder Approval; Proxy Statement.

(a) The Company, acting through its board of directors, shall (i) call a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of voting to adopt this Agreement and to approve the Merger as soon as possible following the date of this Agreement, (ii) hold the Company Shareholders Meeting as promptly as practicable following the date of this Agreement and (iii) recommend to its shareholders the adoption of this Agreement and the approval of the Merger. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify or amend any recommendation that the shareholders approve the Merger if the Company receives a Superior Proposal.

(b) The Company will, within ten (10) Business Days after the date of this Agreement, prepare and file a preliminary proxy statement (the “Proxy Statement”) with respect to the Company Shareholders Meeting with the SEC, will respond to any comments of the SEC or its staff and any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information within five (5) Business Days and will supply the Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. The Parent and the Merger Subsidiary shall furnish to the Company all information regarding the Parent, the Merger Subsidiary and their affiliates that may be required (pursuant to the Exchange Act and other applicable Laws) to be set forth in the Proxy Statement. The Company shall give the Parent and its counsel the opportunity to review the Proxy Statement and any supplements or amendments thereto prior to their being filed with the SEC and shall give the Parent and its counsel the opportunity to review all replies to comments and responses to requests for additional information prior to their being filed with, or sent to, the SEC. Each of the Company and the Parent agrees to use commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. Within two (2) Business Days after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the shareholders of the Company. If at any time prior to the approval of this Agreement by the Company’s shareholders there shall occur any event which should be set forth in an amendment or supplement to the Proxy Statement, the Company will prepare and mail to its shareholders such an amendment or supplement.

(c) The Company represents and warrants that the Proxy Statement and any supplements or amendments thereto will comply in all material respects with applicable provisions of the Exchange Act and, at the respective times filed with the SEC and distributed to shareholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty as to any information included in the Proxy Statement and any supplements or amendments thereto that was provided by the Parent or the Merger Subsidiary. The Parent represents and warrants that none of the information supplied by the Parent or the Merger Subsidiary for inclusion in the Proxy Statement and any supplements or amendments thereto will, at the respective times that they are filed with the SEC and distributed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         7.4 Approvals and Consents; Cooperation.

(a) The Company and the Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement, the Shareholders Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the Shareholders Agreement, as soon as possible, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and the Shareholders Agreement.

(b) The Company and the Parent each agree to use commercially reasonable efforts to take or cause to be taken all appropriate action, and do or cause to be done such things as may be necessary under federal or state securities laws or the HSR Act or Foreign Merger Laws applicable to or necessary for, and will file as promptly as practicable and, if appropriate, use commercially reasonable efforts to have declared effective or approved, all documents and notifications with the SEC and other Governmental Entities that they deem necessary or appropriate for, the consummation of the Merger or any of the other transactions contemplated hereby and each party shall give the other information reasonably requested by such other party pertaining to it and its Subsidiaries and affiliates to enable such other party to take such actions.

(c) The Company, the Parent and the Merger Subsidiary each agree to use commercially reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement, including, without limitation, by pursuing available avenues of administrative and judicial appeal.

(d) The Company, the Parent and the Merger Subsidiary each agree to use commercially reasonable efforts to take any and all actions necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any Governmental Entity or any other party so as to enable the parties to close the transactions contemplated hereby by the date specified in Section 9.2(a) provided, however, that nothing in this Section 7.4 shall require, or be construed to require, the Parent to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of the Parent, the Company or any of their respective affiliates (or to consent to any sale of, or agreement to sell, by the Company any of its assets or businesses) or to agree to any material change or restriction in the operations of any such assets or businesses and provided, further, that nothing in this Section 7.4 shall require, or be construed to require, a proffer or agreement that would, in the reasonable judgment of the Parent, be likely to have an adverse effect on the benefits to the Parent of the transactions contemplated by this Agreement.

(e) Subject to applicable Laws relating to the exchange of information, the Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Parent or the Company, as the case may be, and any of their respective Subsidiaries and affiliates, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and the Shareholders Agreement. In exercising the foregoing right, each of the Company and the Parent shall act reasonably and as promptly as practicable.

         7.5 Filings; Other Actions; Notification.

(a) The Company and the Parent each shall, upon request, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and shareholders or stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement and the Shareholders Agreement.

(b) The Company and the Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Parent, the Company or any of their respective Subsidiaries from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement and the Shareholders Agreement. The Company shall give prompt notice to the Parent of any change that has resulted in or is reasonably likely to result in a change in any representation or warranty in Section 6.1 or a Company Material Adverse Effect and the Parent shall give the Company prompt notice of any event, fact, circumstance or occurrence that would be reasonably likely to have an adverse effect on the ability of the Parent or the Merger Subsidiary to complete the Merger or to comply with their respective obligations contained in this Agreement.

         7.6 Access. From the date hereof until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice, the Company shall afford to the officers, employees, financial advisors, attorneys, accountants and other representatives of the Parent reasonable access to all of its and its Subsidiaries’ properties, books and records (including security position listings or other information concerning beneficial and record owners of the Company’s securities), their Contracts or other commitments and their officers, management employees and representatives and, during such period, the Company shall furnish promptly to the Parent, consistent with its obligations under this Agreement and its other legal obligations, all information reasonably requested concerning its business, properties and personnel.

         7.7 Delisting; De-registration. The Surviving Corporation shall use commercially reasonable efforts to cause the Shares to be delisted from the Nasdaq National Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

         7.8 Publicity. The initial press release relating to this Agreement and the Merger shall be a joint press release, the content of which shall be prepared by the Parent in consultation with the Company, and thereafter the Company shall consult with and obtain approval of the Parent prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity with respect to the transactions contemplated by this Agreement; provided, however, that the Company may issue any press release or make any public statement or make any filing it believes in good faith is required by applicable law or the rules and regulations of the SEC (in which case the Company will use its reasonable best efforts to give the Parent prior notice).

         7.9 Benefits.

(a) Stock Options.

(i)	The board of directors of the Company (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Company Options to provide that, at the Effective Time, each Company Option outstanding (whether or not vested) shall be canceled in exchange for the right to receive a cash payment of, or can only be exercised for net cash equal to, an amount equal to (A) the excess, if any, of (1) the Price per Share over (2) the exercise price per share of Common Stock subject to such Company Option, multiplied by (B) the number of shares of Common Stock for which such Company Option shall not theretofor have been exercised. Upon surrender to the Surviving Corporation at the address set forth in Section 10.6 of Company Options and/or such other documents as may reasonably be requested by the Surviving Corporation, the Parent hereby agrees to cause the Surviving Corporation to deliver to the registered holders of such Company Options (as indicated in the records of the Company) such cash payment. After the date of this Agreement, neither the board of directors of the Company nor any committee thereof shall cause any Company Option to become exercisable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(ii)	All amounts payable pursuant to this Section 7.9 shall be subject to any required withholding of taxes and shall be paid without interest.

(iii)	The board of directors of the Company shall take all necessary action to terminate the Stock Plans as of the Effective Time and the board of directors of the Company shall take all necessary action to delete the provisions in any other Compensation and Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Stock Option or any participant in any Stock Plan or other Compensation and Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

(b) Employee Benefits. If required by the Parent, the Company shall, immediately prior to the Closing Date, take action to terminate, merge, consolidate, transfer the assets of or otherwise amend the Company’s Employees’ Profit Sharing and Salary Deferral Plan and Trust (the “Company 401(k)”) and the Liqui-Box Corporation Employees’ Stock Ownership Plan (the “Company ESOP”), provided that any action required by the Parent will be in compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the Company 401(k) and the Company ESOP will be maintained. The Company will provide to the Parent resolutions of the board of directors of the Company authorizing any such required action. Except for those benefits provided to employees listed on Schedule 6.1(x), with regard to other employee benefits, at and for a period of one (1) year after the Closing, the Parent shall provide such benefits to the Employees by either (i) continuing the relevant Compensation and Benefit Plans; (ii) allowing the Employees to participate in plans sponsored or maintained by the Parent or an affiliate of the Parent; (iv) establishing new plans or (iii) some combination of (i), (ii) and (iii); provided, that, in the aggregate, the benefits under any such plans are substantially similar to the benefits provided under the relevant Compensation and Benefit Plans prior to the Closing. To the extent that the Employees participate in any employee benefit plans sponsored or maintained by the Parent or an affiliate of the Parent or in any newly-established plan after the Closing, the Employees will receive credit for service under each such plan, for eligibility and/or vesting purposes, for all service credit that they had with the Company and its Controlled Group Affiliates prior to the Closing in a comparable plan.

         7.10 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Depositary, in connection with the transactions contemplated in Article V. Except as otherwise provided in Section 9.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Shareholders Agreement and the Merger and the other transactions contemplated by this Agreement and the Shareholders Agreement shall be paid by the party incurring such expense.

         7.11 Indemnification.

(a) The articles of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article VI of the Amended Articles of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or prior to the Effective Time were directors or officers of the Company, with respect to any act or omission in their capacity as an officer or director of the Company occurring on or prior to the Effective Time, unless such modification shall be required by law.

(b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or directly pertaining to any action or omission in their capacity as an officer or director of the Company occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six (6) years after the Effective Time, in each case to the fullest extent permitted under applicable law (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable law, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances required under applicable law) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the

Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties and reasonably satisfactory to the Parent promptly after statements therefor are received and (ii) the Company or the Surviving Corporation, as the case may be, shall cooperate with the Indemnified Parties in the defense of any such matter. In the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

(c) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at the Parent’s option, the Parent, shall assume the obligations set forth in this Section 7.11.

(d) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties as intended third party beneficiaries and their heirs and estates and shall be binding on all successors and assigns of the Parent and the Surviving Corporation.

         7.12 Antitakeover Statutes. If any Antitakeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Shareholders Agreement, each of the Parent and the Company and their respective boards of directors shall grant such approvals and take such lawful actions as are reasonably practicable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Shareholders Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions; provided, however, that in no event shall the Parent be required to take any actions which, in its reasonable judgment, would subject it to undue burden or expense.

         7.13 Release of Company Guarantees. Prior to the Effective Time, the Company shall obtain releases of any guarantees by the Company of loans to employees.

         7.14 Sale of Certain Items. Prior to the Effective Time, if so requested in writing by Samuel B. Davis, the Company shall sell to Samuel B. Davis the items listed on Schedule 7.14 at their fair market value, as determined by independent appraisers selected by the Company, for cash due at the time of such sale.

         7.15 Title to Real Property. Prior to the Effective Time, the Company shall execute and record the documents necessary to establish title to the Worthington, Ohio property and the Ashland, Ohio property in the Company.

ARTICLE VIII

Conditions

         8.1 Conditions to the Obligations of the Parent and the Merger Subsidiary. The obligations of the Parent and the Merger Subsidiary are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. The shareholders of the Company shall have adopted this Agreement and approved the Merger at the Company Shareholders Meeting.

(b) Regulatory Consents. Any waiting period applicable to the consummation of the Merger under the HSR Act or any Foreign Merger Laws shall have expired or been terminated.

(c) Representations and Warranties. The representations and warranties set forth in Section 6.1 above (disregarding any qualifications contained therein regarding materiality or Company Material Adverse Effect) shall be true and correct at and as of the Closing Date, except to the extent that such breach has not had, or would not be reasonably likely to have, a Company Material Adverse Effect.

(d) Covenants. The Company shall have performed and complied with all of its covenants set forth in Article 7 in all material respects through the Closing Date.

(e) Dissenters. No more than ten percent (10%) of the outstanding shares of Common Stock shall be Dissenting Shares.

(f) No Injunctions or Restraints. (i) No court or Governmental Entity of competent jurisdiction shall have enacted, issued, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger; provided, however, that prior to invoking this provision, each party shall use commercially reasonable efforts to have any such Order lifted or withdrawn, and (ii) no Governmental Entity shall have instituted any proceeding seeking any such Order.

         8.2 Conditions to the Obligations of the Company. The obligations of the Company are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. The shareholders of the Company shall have adopted this Agreement and approved the Merger at the Company Shareholder Meeting.

(b) Regulatory Consents. Any waiting period applicable to the consummation of the Merger under the HSR Act or any Foreign Merger Laws shall have expired or been terminated.

(c) Representations and Warranties. The representations and warranties set forth in Section 6.2 above shall be true and correct at and as of the Closing Date.

(d) No Injunctions or Restraints. (i) No court or Governmental Entity of competent jurisdiction shall have enacted, issued, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger; provided, however, that prior to invoking this provision, each party shall use commercially reasonable efforts to have any such Order lifted or withdrawn, and (ii) no Governmental Entity shall have instituted any proceeding seeking any such Order.

ARTICLE IX

Termination

         9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in Section 8.1(a), by mutual written consent of the Company, the Parent and the Merger Subsidiary.

         9.2 Termination by Either the Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Parent or the board of directors of the Company if:

(a) the Merger shall not have been consummated by August 30, 2002, whether such date is before or after the date of approval by the shareholders of the Company referred to in Section 8.1(a); provided, however, that if a request for additional information is received from a Governmental Entity or pursuant to the HSR Act or Foreign Merger Laws, then such date shall be extended to the thirtieth (30th) day following the date when such Governmental Entity has deemed the Parent and/or the Company, as applicable, to be in substantial compliance with such request for additional information, but in any event not later than September 30, 2002, provided that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by the date referred to in this Section 9.2(a);

(b) the Company Shareholders Meeting shall have been convened, held and completed and the approval referred to in Section 8.1(a) shall not have been obtained thereat or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall become final and non-appealable (whether before or after the approval referred to in Section 8.1(a)), provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party that has breached its covenant in Section 7.4 to use commercially reasonable efforts to prevent such Order from being issued and to use commercially reasonable efforts to cause such Order to be vacated, withdrawn or lifted.

         9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of the Company if:

(a) the board of directors of the Company authorizes the Company, subject to compliance with the terms of this Agreement, including Section 7.2, to enter into a binding written agreement concerning a Superior Proposal and the Company notifies the Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice; provided, however, that the Company (x) will not enter into a binding agreement concerning a Superior Proposal until at least the first calendar day following the fifth (5th) Business Day after it has provided the written notice to the Parent required thereby, (y) will notify the Parent promptly if its intention to enter into the binding written agreement referred to in such notice shall change at any time after giving such notification and (z) will not terminate this Agreement or enter into a binding agreement if the Parent has, within the period referred to in clause (x) of this sentence, made a written offer that is deemed by the Special Committee, in consultation with its outside legal counsel and financial advisors, to be at least as favorable to the Company’s shareholders as the Superior Proposal; or

(b) any representation or warranty of the Parent or the Merger Subsidiary in this Agreement shall not be true and correct in any material respect, as if such representation or warranty was made as of such time on or after the date of this Agreement; or the Parent or the Merger Subsidiary shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Parent or the Merger Subsidiary to be performed or complied with by it under this Agreement and which, in any such case, shall not have been cured within five (5) Business Days following receipt of notice thereof.

         9.4 Termination by the Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Parent if:

(a) the board of directors of the Company shall have failed to recommend, or shall have withdrawn or adversely modified its approval or recommendation of, the Merger or failed to reconfirm its recommendation of the Merger within two (2) Business Days after a written request by the Parent to do so, or shall have resolved to do any of the foregoing; or

(b) any representation or warranty of the Company in this Agreement (disregarding any qualifications contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct, as if such representation or warranty was made as of such time on or after the date of this Agreement, except to the extent that such failure to be true and correct has not had, and is not reasonably likely to have, a Company Material Adverse Effect, or the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement and which, in any such case, shall not have been cured within five (5) Business Days following receipt of notice thereof.

         9.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than as set forth in Section 10.1) shall become void and of no effect with no liability of any party hereto (or any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or for payment of the termination fees or expenses payable pursuant to Section 9.5(b).

(b) In the event that (i)(A) a bona fide Acquisition Proposal shall have been made to the Company or any of its shareholders or any Person shall have announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company, and on or following the date of this Agreement, such Acquisition Proposal, announcement or intention is or becomes publicly known, and (B) on or following the date on which such Acquisition Proposal, announcement or intention is or becomes publicly known, this Agreement is terminated by either the Parent or the Company pursuant to Section 9.2(a), or (ii) this Agreement is terminated (A) by the Company pursuant to Section 9.3(a) or (B) by the Parent pursuant to Section 9.4(a), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination if terminated by the Parent or the Merger Subsidiary and simultaneously if terminated by the Company pay to the Parent a termination fee of $12,000,000 in cash payable by wire transfer of same day funds to an account to be specified by the Parent and shall promptly, but in no event later than two (2) Business Days after the date of notification by the Parent of the amount, reimburse the Parent for all actual, documented out-of-pocket costs, charges and expenses actually incurred by DuPont Canada Inc., the Parent or the Merger Subsidiary in connection with this Agreement and the Shareholders Agreement and the transactions contemplated by this Agreement and the Shareholders Agreement, including, without limitation, fees and expenses of accountants, attorneys and financial advisors, in cash by wire transfer of same day funds to an account to be specified by the Parent. The Company acknowledges that the agreements contained in this Section 9.5(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parent and the Merger Subsidiary would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 9.5(b) and, in order to obtain such payment, the Parent or the Merger Subsidiary commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against the Company for the fee set forth in this paragraph (b), the Company shall pay to the Parent or the Merger Subsidiary its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

ARTICLE X

Miscellaneous and General

         10.1 Survival. This Article X and the agreements of the Company, the Parent and the Merger Subsidiary contained in Articles II, III, IV and V and Sections 7.9 (Benefits), 7.10 (Expenses) and 7.11 (Indemnification) shall survive the consummation of the Merger. This Article X and the agreements of the Company, the Parent and the Merger Subsidiary contained in Section 7.10 (Expenses), and Section 9.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other agreements and all representations, warranties and covenants in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

         10.2 Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

         10.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

         10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW CASTLE, DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE SHAREHOLDERS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT AND THE SHAREHOLDERS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR THE SHAREHOLDERS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.6 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE SHAREHOLDERS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SHAREHOLDERS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

         10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

         if to the Parent or the Merger Subsidiary:

Enhance Packaging Technologies Inc.
7070 Mississauga Road
Mississauga, Ontario L5N 5M8
Attention: General Counsel
Fax: (905) 821-5651

         with copies to:

Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
Fax: (215) 864-8999

         if to the Company:

Liqui-Box Corporation
6950 Worthington-Galena Road
Worthington, Ohio 43085
Attention: Samuel B. Davis
Fax: (614) 888-0982

         with copies to:

Ronald A. Robins, Jr., Esq.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215
Fax: (614) 719-4926

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         10.7 Entire Agreement. This Agreement (including any exhibits hereto) and the letter agreement between the Company and the Parent dated November 30, 2001 constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

         10.8 No Third Party Beneficiaries. Except as provided in Section 7.11 (Indemnification), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

         10.9 Obligations of the Parent and of the Company. Whenever this Agreement requires a Subsidiary of the Parent to take any action, such requirement shall be deemed to include an undertaking on the part of the Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

         10.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         10.11 Specific Performance. The parties hereto each acknowledge that, in view of the uniqueness of the subject matter hereof, the parties hereto would not have an adequate remedy at law for money damages if this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

         10.12 Interpretation. The table of contents and Article, Section and Paragraph headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of or a Schedule or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

         10.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that either of the Parent or the Merger Subsidiary may assign its rights and obligations under this Agreement to any of the Parent’s Subsidiaries or affiliates, in the event of which, all references herein to the Parent or to the Merger Subsidiary shall be deemed references to such other Subsidiary or affiliate or Subsidiaries or affiliates. Any purported assignment made in contravention of this Agreement shall be null and void.

[Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties hereto as of the date hereof.

LIQUI-BOX CORPORATION

By:	/s/ SAMUEL B. DAVIS

Name: Samuel B. Davis Title: Chairman, Chief Executive Officer and Treasurer

ENHANCE PACKAGING TECHNOLOGIES INC.

By:	/s/ ASH SAHI

Name: Ash Sahi Title: President and Chief Executive Officer

EPT NEWCO, INC.

By:	/s/ ASH SAHI

Name: Ash Sahi Title: President and Chief Executive Officer

GUARANTEE OF DUPONT CANADA INC.

         DuPont Canada Inc., on behalf of itself and its successors and assigns, hereby guarantees the obligations of the Parent, the Merger Subsidiary and the Surviving Corporation and their successors and assigns with respect to this Agreement.

DUPONT CANADA INC.

By:	/s/ DAVE W. COLCLEUGH

Name: Dave W. Colcleugh Title: Chairman, President and Chief Executive Officer

Exhibit C

SHAREHOLDERS AGREEMENT

         This Shareholders Agreement (this “Agreement”), dated as of March 25, 2002, among the persons listed on Schedule 1 hereto (each, a “Holder” and, collectively, the “Holders”), Enhance Packaging Technologies Inc., a Canadian corporation (the “Parent”), and EPT Newco, Inc., an Ohio corporation and a wholly owned subsidiary of the Parent (the “Merger Subsidiary”).

         WHEREAS, the Parent, the Merger Subsidiary and Liqui-Box Corporation, an Ohio corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, which provides for the merger of the Merger Subsidiary into the Company, with the Company surviving (the “Merger”);

         WHEREAS, each Holder owns the number of common shares, without par value, of the Company (the “Shares”) or options to purchase Shares (the “Stock Options” and, collectively with the Shares, the “Optioned Securities”), or has the right to vote the number of Shares or other securities (the “Voting Securities”), listed opposite the name of such Holder on Schedule 1;

         WHEREAS, the board of directors of the Company has unanimously, with the exception of the Holders, who abstained, approved this Agreement, the Merger Agreement and the Merger and the transactions contemplated hereby and thereby in accordance with the Ohio General Corporation Law, including but not limited to specifically for purposes of Chapter 1704 thereof;

         WHEREAS, the Parent and the Merger Subsidiary have required, as a condition to entering into the Merger Agreement, that the Holders enter into this Agreement; and

         WHEREAS, the Holders believe that it is in the best interest of the Company and its shareholders to induce the Parent and the Merger Subsidiary to enter into the Merger Agreement and, therefore, the Holders are willing to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and such other valuable consideration the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

         1.   The Option.   Each Holder hereby grants the Parent or the Merger Subsidiary an irrevocable option to purchase all of the Shares held by such Holder at a price of $67.00 per share and all of the Stock Options held by such Holder at a price equal to the excess of $67.00 per share over the applicable exercise price per share, payable in cash, without interest (the “Option”); provided, however, that, if the price per share paid by the Parent or the Merger Subsidiary to other shareholders in connection with the Merger is more than $70.18, the price per Share and price per Stock Option paid by the Parent or the Merger Subsidiary to the Holders shall be adjusted so that the Holders also receive the difference between such higher price and $67.00; and provided, further, that, if, prior to the consummation of the Merger, in connection with an Acquisition Transaction (as defined in the Merger Agreement) other than the Merger, the Parent or the Merger Subsidiary sells any of the Optioned Securities purchased by the Parent or the Merger Subsidiary from the Holders for a price per Share or price per Stock Option in excess of the price per Share or price per Stock Option paid by the Parent or the Merger Subsidiary to the Holders, as adjusted, or any of the Optioned Securities purchased by the Parent or the Merger Subsidiary from the Holders are cancelled in exchange for the right to receive from a third party not related to the Parent or the Merger Subsidiary an amount in cash in excess of the price per Share or price per Stock Option paid by the Parent or the Merger Subsidiary to the Holders, as adjusted, the price per Share and price per Stock Option paid by the Parent or the Merger Subsidiary to the Holders shall be further adjusted so that the Holders also receive the difference between such higher price or amount and the price per Share or price per Stock Option paid to them by the Parent or the Merger Subsidiary.

         2.   Exercise of the Option; Term.

(a) On the terms and subject to the conditions of this Agreement, the Parent or the Merger Subsidiary may exercise the Option at any time after the date on which all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notifications or filings with respect to the Merger (collectively, “Foreign Merger Laws”) applicable to the Merger have expired or been terminated, by written notice to each Holder specifying a date and time for the closing not later than thirty (30) business days from the date of such notice (which date and time may be one day after the delivery of such notice).

(b) As used in this Agreement, “person” shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act. Notwithstanding any other provision of this Agreement or the Merger Agreement any reference to beneficial ownership of Shares or similar references shall exclude from the determination thereof any Shares issuable upon exercise of or subject to this Agreement.

(c) The Option shall expire on the earliest of (1) the Effective Time (as defined in Section 2.3 of the Merger Agreement), (2) August 30, 2002 and (3) the date on which the Parent notifies the holders in writing that it no longer intends to acquire control of the Company (such earliest date being referred to in this Agreement as the “Expiration Date”); provided that, if the Option cannot be exercised or the Optioned Securities cannot be delivered to the Merger Subsidiary upon such exercise because (x) there shall be in effect a preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction prohibiting delivery of the Optioned Securities or (y) any applicable waiting periods under the HSR Act or Foreign Merger Laws shall not have expired or been terminated, then the Expiration Date shall be extended until thirty (30) days after such impediment to exercise or delivery has been removed.

         3.   Closing.   Any closing hereunder shall take place on the date specified by the Parent or the Merger Subsidiary at the offices of Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, Philadelphia, Pennsylvania (the “Closing Date”). On the Closing Date:

(a) against delivery of the Optioned Securities, free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, the Parent shall or shall cause the Merger Subsidiary to make payment of the aggregate consideration for each Holder’s Optioned Securities by wire transfer of immediately available funds to such Holder; and

(b) each Holder shall deliver to the Parent or the Merger Subsidiary a duly executed stock certificate or certificates or evidence of option grant representing the number of Optioned Securities purchased from such Holder, together with transfer powers endorsed in blank relating to such certificates or grants and, if requested by the Parent or the Merger Subsidiary, an irrevocable proxy duly executed by such Holder, authorizing such persons as the Parent or the Merger Subsidiary shall designate to act for such Holder as his lawful agents, attorneys and proxies, with full power of substitution, to vote in such manner as each such agent, attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise act with respect to the Optioned Securities at any meeting (whether annual or special and whether or not an adjourned meeting) of the Company’s Holders or otherwise, and revoking any prior proxies granted by such Holder with respect to the Holder’s Optioned Securities.

         4.   Voting of Equity Securities.   Each Holder hereby agrees that, during the period from the date of this Agreement until the expiration of this Agreement, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the shareholders of the Company, he shall (a) vote all Voting Securities with respect to which such Holder then has the right to vote in favor

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of the Merger; (b) not vote any Voting Securities with respect to which such Holder then has the right to vote in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (c) vote all Voting Securities with respect to which such Holder then has the right to vote against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to: (i) any proposal opposed by the Parent or the Merger Subsidiary; (ii) any Acquisition Proposal (other than the Merger) involving the Company or any of its subsidiaries; (iii) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Merger Subsidiary; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the Company’s corporate structure or business. In the event that either Holder does not comply with the foregoing sentence, such Holder shall be deemed to have hereby irrevocably appointed designees of the Parent or the Merger Subsidiary, its attorneys, agents and proxies, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote in such manner as such attorneys, agents and proxies or their substitutes shall in their sole discretion deem proper and otherwise act, including the execution of written consents, with respect to all Voting Securities of the Company which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or in respect of which the undersigned is or may be entitled to act by written consent. This proxy shall be coupled with an interest and shall be irrevocable and binding on any successor in interest of the applicable undersigned Holder. This proxy shall operate to revoke any prior proxy as to Voting Securities heretofore granted by the Holder and shall terminate upon the expiration of this Agreement.

         5.   Covenants of the Holders.

(a) During the period from the date of this Agreement until the expiration of this Agreement, except in accordance with the provisions of this Agreement, each Holder severally and not jointly agrees that he will not:

(i)	sell, sell short, transfer, pledge, hypothecate, assign or otherwise dispose of, or enter into any contract, option, hedging arrangement or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any Optioned Securities or Voting Securities over which such Holder has dispositive power;

(ii)	deposit any Optioned Securities or Voting Securities over which such Holder has dispositive power into a voting trust, or grant any proxies or enter into a voting agreement with respect to any Optioned Securities or Voting Securities over which such Holder has dispositive power; or

(iii)	initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement) or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal; except that any Holder who is a member of the board of directors of the Company may conduct himself in the manner expressly permitted under Section 7.2 of the Merger Agreement.

(b) Any additional Shares, Stock Options, warrants or other securities or rights exercisable for, exchangeable for or convertible into Shares (collectively, “Equity Securities”) acquired by any Holder, or with respect to which any Holder obtains voting power, will become subject to this Agreement and shall, for all purposes of this Agreement, be considered Optioned Securities or Voting Securities, as the case may be.

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(c) Each Holder agrees not to engage in any action or omit to take any action which would have the effect of preventing or disabling such Holder from delivering his Optioned Securities to the Parent or the Merger Subsidiary or otherwise performing his obligations under this Agreement. To the extent that any Optioned Securities (other than Shares) may not be assigned by such Holder to the Parent or the Merger Subsidiary without exercising, exchanging or converting such Optioned Securities for or into Shares, each Holder agrees to exercise, exchange or convert such Optioned Securities for or into Shares prior to the closing of the purchase of such Optioned Securities upon exercise of the Option.

         6.   Representations and Warranties of each Holder.   Each Holder severally and not jointly represents and warrants to Parent and the Merger Subsidiary as follows:

(a) (i) such Holder is the record or beneficial owner of the Optioned Securities, or has the right to vote the Voting Securities, listed opposite the name of such Holder on Schedule 1, (ii) such Optioned Securities or Voting Securities are the only Equity Securities owned of record or beneficially by such Holder or in which such Holder has any interest or which such Holder has the right to vote, as the case may be, and (iii) such Holder does not have any option or other right to acquire any other Equity Securities;

(b) such Holder has the right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder; the execution, delivery and performance of this Agreement by such Holder will not require the consent of any other person and will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such Holder is a party or by which such Holder is bound, (ii) any judgment, decree or order applicable to such Holder or (iii) to the Holder’s knowledge, any law, rule or regulation of any governmental body applicable to such Holder; and this Agreement constitutes a valid and binding agreement on the part of such Holder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(c) to the Holder’s knowledge, any Shares included in the Optioned Securities owned by such Holder have been validly issued and are fully paid and nonassessable and any Shares issuable upon exercise of the Stock Options, when issued and upon payment of the exercise price therefor, will be validly issued, fully paid and nonassessable;

(d) except as set forth on Schedule 1, the Optioned Securities owned by such Holder are now, and at all times during the term of this Agreement will be, held by such Holder free and clear of all adverse claims, liens, encumbrances and security interests, and none of the Optioned Securities are subject to any voting trust or other agreement or arrangement (except as created by this Agreement) with respect to the voting or disposition of the Optioned Securities; and there are no outstanding options, warrants or rights to purchase or acquire, or agreements (except for this Agreement) relating to, such Optioned Securities; and

(e) upon purchase of the Optioned Securities owned by such Holder, the Parent or the Merger Subsidiary will obtain good and marketable title to such Optioned Securities, free and clear of all adverse claims, liens, encumbrances and security interests (except any created by the Merger Subsidiary).

         7.   Effect of Representations, Warranties and Covenants of the Holders.   The representations, warranties and covenants of the Holders shall be several and not joint. The liability of each individual Holder shall extend only to the representations, warranties and covenants of such Holder and not to any representation, warranty or covenant of any other Holder.

         8.   Representations and Warranties of the Parent and the Merger Subsidiary.   Each of the Parent and the Merger Subsidiary represents and warrants to each Holder that: it is a corporation duly

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incorporated under the laws of Canada and the State of Ohio, respectively; it has all requisite corporate power and authority to enter into and perform all its obligations under this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on its part; this Agreement has been duly executed and delivered by it; and this Agreement constitutes a valid and binding agreement on its part, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

         9.   Adjustments.   In the event of any increase or decrease or other change in the Optioned Securities by reason of stock dividend, stock split, recapitalizations, combinations, exchanges of shares or the like, the number of Optioned Securities and Voting Securities subject to this Agreement shall be adjusted appropriately.

         10.   Restrictions on Transfer.   As soon as practicable after the execution of this Agreement, each Holder shall instruct the transfer agent to place a stop transfer order on its records with respect to such Holder’s Optioned Securities or place the following legend s on the certificates representing such Holder’s Optioned Securities:

“The Securities represented by this certificate are subject to certain transfer and other restrictions contained in a Shareholders Agreement, dated as of March 25, 2002, among Enhance Packaging Technologies Inc., a Canadian corporation, EPT Newco, Inc., an Ohio corporation, and certain stockholders of the Corporation.”

         11.   Resignations.   Samuel B. Davis and Samuel N. Davis agree to resign from the board of directors of the Company and as officers of the Company prior to the Effective Time.

         12.   Governing Law.   This Agreement shall be governed by and construed in accordance with the law of the State of Delaware without regard to its rules of conflict of laws.

         13.   VENUE.   THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW CASTLE, DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE OTHER DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 18 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

         14.   Waiver of Conflicts.   Each Holder severally acknowledges and represents that (i) Vorys, Sater, Seymour and Pease LLP has in the past and may continue to perform legal services for the Company and certain of the Holders in matters unrelated to the transactions described in this Agreement;

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(ii) Vorys, Sater, Seymour and Pease LLP is representing both the Company and the Holders in the transaction contemplated by this Agreement; (iii) they have been given the opportunity to ask for information relevant to the representation by Vorys, Sater, Seymour and Pease LLP of both the Company and the Holders in connection with the transaction contemplated by this Agreement. Each Holder represents that, after such disclosure, each Holder has requested that Vorys, Sater, Seymour and Pease LLP represent such Holder in connection with the transactions contemplated by this Agreement and each of the Holders hereby gives its informed consent to the representation by Vorys, Sater, Seymour and Pease LLP of both the Company and the Holders in connection with the transactions contemplated hereby.

         15.   Further Assurances.   Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement.

         16.   Assignment.   This Agreement may not be assigned by any party hereto, except that the Parent or the Merger Subsidiary may assign their respective rights and obligations under this Agreement to any of their respective wholly owned subsidiaries or affiliates.

         17.   Remedies.   The parties agree that legal remedies for breach of this Agreement will be inadequate and that this Agreement may be enforced by the Parent and the Merger Subsidiary by injunctive relief, specific performance or other equitable remedies.

         18.   Notices.   All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given if delivered in person, by confirmed facsimile transmission or by overnight courier service, addressed as follows:

To the Parent or the Merger Subsidiary:

Enhance Packaging Technologies Inc. 7070 Mississauga Rd. Mississauga, Ontario L5N 5M8 Attention: General Counsel Fax: (905) 821-5651

With a copy to:

Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, PA 19103-7599 Attention: Justin P. Klein, Esq. Fax: (215) 864-8999

To each Holder:

At the address set forth on the signature pages hereto

With copies to:

Vorys, Sater, Seymour and Pease LLP 52 East Gay Street, P.O. Box 1008 Columbus, OH 43216-1008 Attention: Ronald A. Robins, Jr., Esq. Fax: (614) 464-6350

         19.   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance

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of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         20.   Binding Effect; Benefits.   This Agreement shall survive the death or incapacity of any Holder and shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         21.   Termination.   This Agreement shall commence on the date hereof and terminate upon the expiration of the Option.

         22.   Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

[Signatures appear on the following pages.]

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         IN WITNESS WHEREOF, the Parent, the Merger Subsidiary and the Holders have entered into this Agreement as of the date first written above.

ENHANCE PACKAGING TECHNOLOGIES INC.

By:	/s/ ASH SAHI

Name: Ash Sahi Title: President and Chief Executive Officer

EPT NEWCO, INC.

By:	/s/ ASH SAHI

Name: Ash Sahi Title: President and Chief Executive Officer

[Remainder of page intentionally left blank]

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HOLDERS:

/s/ SAMUEL B. DAVIS

Samuel B. Davis, individually, as Trustee under the Samuel B. Davis 2002 Grantor Retained Annuity Trust, as Trustee under the Samuel B. Davis Revocable Trust, as Successor Trustee under the Davis Family Trust and as Voting Trustee under that certain Voting Trust and Right of First Refusal Agreement dated as of September 29, 1993

/s/ SAMUEL N. DAVIS

Samuel N. Davis

Address for all Holders:

c/o Liqui-Box Corporation 6950 Worthington-Galena Road Worthington, Ohio 43085 Fax: 614-888-0982

GUARANTEE OF DUPONT CANADA INC.

         DuPont Canada Inc., on behalf of itself and its successors and assigns, hereby guarantees the obligations of the Parent and the Merger Subsidiary and their successors and assigns with respect to this agreement.

DUPONT CANADA INC.

By:	/s/ DAVE W. COLCLEUGH

Name: Dave W. Colcleugh Title: Chairman, President and Chief Executive Officer

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SCHEDULE 1

Name	Shares		Stock Options		Voting Securities

Samuel B. Davis	957,310	(1)	359,739	(2)	1,496,728	(3)

Samuel N. Davis	80,395	(4)	110,547	(5)	82,378	(4)(6)

(1)	Includes (i) 500,000 shares held by S. B. Davis as trustee under the Samuel B. Davis 2002 Grantor Retained Annuity Trust, (ii) 293,939 shares held by S. B. Davis as trustee under the Samuel B. Davis Revocable Trust, and (iii) 163,371 shares held by S. B. Davis as Successor Trustee under the Davis Family Trust F/B/O Samuel B. Davis.

(2)	Of this number, 158,005 represent common shares underlying options that are currently exercisable and may be sold as of the date hereof under Section 1 of this Agreement, and 201,734 represent common shares underlying options that are not currently exercisable but will become exercisable upon a “change of control” of the Company (as defined in the applicable stock option plan) and thereafter could be sold pursuant to the terms of Section 1 of this Agreement.

(3)	Includes (i) 500,000 shares held by S. B. Davis as trustee under the Samuel B. Davis 2002 Grantor Retained Annuity Trust, (ii) 293,939 shares held by S. B. Davis as trustee under the Samuel B. Davis Revocable Trust, (iii) 85,649 shares held for the account of S. B. Davis under the Company’s ESOP and 401(k) plan, (iv) 163,371 shares held by S. B. Davis as Successor Trustee under the Davis Family Trust F/B/O Samuel B. Davis, (v) 163,371 shares held by S. B. Davis as Successor Trustee under the Davis Family Trust F/B/O Joan Guylas, (vi) 163,371 shares held by S. B. Davis as Successor Trustee under the Davis Family Trust F/B/O Jane Ferger and (vii) 127,027 shares deposited with S. B. Davis in his capacity as voting trustee of a trust that expires on September 29, 2003.

(4)	Does not include 10,360 shares held in an indirect trust as to which S. N. Davis has no voting power and shared investment power.

(5)	Of this number, 20,359 represent common shares underlying options that are currently exercisable and may be sold as of the date hereof under Section 1 of this Agreement, and 90,188 represent common shares underlying options that are not currently exercisable but will become exercisable upon a “change of control” of the Company (as defined in the applicable stock option plan) and thereafter could be sold pursuant to the terms of Section 1 of this Agreement.

(6)	Includes 1,983 shares held for the account of S. N. Davis under the Company’s ESOP and 401(k) plan.

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